UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
_______________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	First Quarter 2013 Earnings Report of Grupo Financiero Santander México, S.A.B. de C.V.

2.	First Quarter 2013 Earnings Presentation of Grupo Financiero Santander México, S.A.B. de C.V.

3.
Complementary Information of Grupo Financiero Santander México, S.A.B. de C.V. for the First Quarter of 2013, in compliance with the obligation to report transactions with derivative financial instruments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: April 26, 2013

Item 1

Santander

1Q.13 | Earnings Report

Santander
Santander

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter
II.	Summary of 1Q13 Consolidated Results
III.	Analysis of 1Q13 Consolidated Results
IV.	Relevant Events
V.	Credit Ratings
VI.	1Q13 Earnings Call Dial-In Information
VII.	Financial Statements
VIII.	Notes to the Financial Statements

1Q.13 | EARNINGS REPORT | 1

Grupo Financiero Santander México Reports First Quarter 2013 Net Income of Ps.4,717 Million

•	Strong loan growth with YoY increases of 53.9% in SMEs, 22.4% in credit cards, 13.7% in consumer loans, and 12.8% in mortgages

•	Continued prudent risk management demonstrated by an NPL ratio of 1.8% and cost of risk of 3.2%

•	Constant focus on operating efficiency, achieving a 39.7% ratio

México City – April 25, 2013, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in the Mexican financial system, today announced financial results for the three-month period ending March 31, 2013.

Comparable net income in 1Q13 increased 6.6% YoY to Ps.4,940 million. Comparable results eliminate the extraordinary impact on 1Q12 results of a Ps.378 million reversal of provisions in connection with a middle-market corporate loan. Additionally, comparable 1Q13 excludes an increase in expenses for Ps.441 million resulting from normalizing expenses throughout the year, rents for Ps.100 million, branch expansion expenses for Ps.135 million and a tax benefit of Ps.250 million resulting from the sale of a previously written-off loan portfolio. Reported net income for the quarter was Ps.4,717 million, representing a YoY decrease of 5.9% and an increase of 42.5% on a sequential basis.

Marcos Martínez, Executive Chairman and CEO, commented, "We are very satisfied with the results achieved this quarter, which show solid operating performance despite the market slowdown. We achieved sustained growth while maintaining the quality of our assets and ensuring the efficiency of our business.

We have obtained YoY growth of 6.6% and 12.3% in net interest margin and net commissions and fees, respectively.We continue with our strategy to focus on our key segments. This quarter we reached YoY growth of 53.9% in SMEs, which continues to grow above the industry growth rate and achieved sustained growth in consumer loans and credit cards, up 13.7% and 22.4%, respectively. Additionally, we showed solid performance on our mortgage portfolio, which grew 12.8% YoY. These results were achieved while maintaining a strong focus on prudent risk management, reflected in low NPL ratios and a stable cost of risk. This, together with our efficiency-oriented culture, positions Santander México as one of the most profitable franchises in the country.”

Mr. Martínez continued, “We expect Santander México’s momentum to continue in 2013, supported by our competitive strategy and the positive expectations of Mexico’s political and economic landscape.”

1Q.13 | EARNINGS REPORT | 2

SUMMARY OF FIRST QUARTER 2013 CONSOLIDATED RESULTS

Net Income

Santander México reported net income of Ps.4,717 million in 1Q13, a 5.9% YoY decrease, and 42.5% above 4Q12. Results in 1Q12 include the extraordinary effect from the Ps.378 million reversal of provisions for a middle-market corporate loan. Additionally, during 1Q13 results were impacted by: i) higher expenses for Ps.441 million resulting from a normalization of expenses; ii) rents for Ps.100 million; iii) incremental expenses from the branch expansion plan for Ps.135 million; and iv) lower taxes paid of Ps.250 million due to the sale of a previously written-off loan portfolio. Adjusted by the aforementioned items, comparable net income would have increased 6.6% YoY to Ps.4,940 million.

Capitalization and ROAE

Santander México’s preliminary capital ratio was 15.6% in 1Q13, above the 14.3% and 14.8% reported in 1Q12 and 4Q12, respectively.

1Q13 ROAE* excluding declared dividends was 19.4%, below the 22.1% achieved in 1Q12 and similar to the 19.1% in 4Q12. Excluding the aforementioned items in 1Q12 and 1Q13, normalized ROAE would have been 20.4% and 20.3%, respectively.

Net Interest Income

Net interest income in 1Q13 increased YoY by 6.6%, or Ps.531 million, to Ps.8,636 million. On a sequential basis, net interest income decreased 2.0%, or Ps.175 million, from Ps.8,811 million reported in 4Q12.

Net interest margin calculated with daily average interest-earning assets for 1Q13 was 5.21%, increasing 18 bps from 4Q12 and 40 bps above 1Q12.

Interest income increased 1.4%, or Ps.182 million, reaching Ps.13,608 million in 1Q13 compared with Ps.13,426 million in 1Q12. This growth was mainly driven by higher interest income derived from our loan portfolio, which increased YoY by Ps.1,255 million.

Interest expense decreased 6.6%, or Ps.349 million, reaching Ps.4,972 million in 1Q13 compared with Ps.5,321 million in 1Q12. This was mainly driven by a Ps.751 million decrease in interest expense on our sale and repurchase agreements, which was partially offset by the Ps.169 million increase in interest paid on our credit instruments issued, as well as a Ps.106 million increase in interest paid on demand deposits.

1Q.13 | EARNINGS REPORT | 3

Loan Portfolio Growth

Santander México’s total loan portfolio in 1Q13 increased YoY by 10.8%, or Ps.34,203 million, to Ps.352,267 million, and 0.5%, or Ps.1,584 million, on a sequential basis.

In 1Q13, Santander México’s loan portfolio expanded YoY across all core products, both in terms of commercial and individual loans. Individual loans were mainly driven by consumer loans, mortgages and credit cards. Commercial loans continued to benefit from a significant YoY increase in the SME portfolio.

Asset Quality

The NPL ratio for 1Q13 was 1.8%, a 45 bps increase from the level reported in 1Q12 and 9 bps above the 1.7% in 4Q12, reflecting loan portfolio growth together with Santander Mexico’s stringent credit scoring model and ongoing monitoring of the quality of its loan portfolio.

NPLs as of 1Q13 increased 47.5% to Ps.6,442 million, from Ps.4,372 million reported in 1Q12. On a sequential basis, NPLs increased 5.9%, from Ps.6,093 reported in 4Q12.

The coverage ratio for the quarter decreased to 185.6%, from the 248.7% and 190.1% reported in 1Q12 and 4Q12, respectively.

Loans to Deposit Ratio

During 4Q12, deposits accounted for 50% of Santander Mexico’s total funding sources, and expanded 15.3% YoY and 3.4% sequentially. This deposit base provides a stable, low-cost source of funding to support Santander Mexico’s continued growth.

The net loan to deposit ratio was 90.8% in 1Q13, decreasing from 94.5% in 1Q12 and from 93.6% in 4Q12.

Contribution to Net Income by Subsidiary

As previously discussed, comparable net income for 1Q13 was Ps.4,940 million, representing a YoY increase of 6.6%. This excludes the net impact of the aforementioned items in 1Q12 and 1Q13. Reported net income in 1Q13 was Ps.4,717 million, representing a  5.9% decline YoY and a 42.5% sequential increase.

Casa de Bolsa Santander, the brokerage business, reported net income of Ps.101 million, compared with gains of Ps.88 million in 1Q12 and Ps.53 million in 4Q12.

Net income for the Holding and other subsidiaries amounted to Ps.42 million in 1Q13, a decrease from Ps.55 million reported in 1Q12 and above the Ps.39 million reported in 4Q12.

Grupo Financiero Santander
Earnings Contribution by Subsidiary
Millions of Mexican Pesos
	1Q13	4Q12	1Q12	3M13	3M12	YoY %
Banking business1/	4,574	3,218	4,870	4,574	4,870	(6.1)
Brokerage	101	53	88	101	88	14.8
Holding and other subsidiaries2/	42	39	55	42	55	(23.6)

Net income attributable to Grupo Financiero Santander	4,717	3,310	5,013	4,717	5,013	(5.9)

1/ Includes Sofomers.  2/ Asset management subsidiary and Holding.

1Q.13 | EARNINGS REPORT | 4

ANALYSIS OF FIRST-QUARTER 2013 CONSOLIDATED RESULTS

Net Income

Grupo Financiero Santander México
Income Statement

Millions of Mexican Pesos				% Change				% Change
	1Q13	4Q12	1Q12	QoQ	YoY	3M13	3M12	13/12

Net interest income	8,636	8,811	8,105	(2.0)	6.6	8,636	8,105	6.6
Provision for loan losses	(2,804)	(2,948)	(1,968)	4.9	(42.5)	(2,804)	(1,968)	(42.5)
Net interest income after provisions for loan losses	5,832	5,863	6,137	(0.5)	(5.0)	5,832	6,137	(5.0)
Commission and fee income, net	3,329	3,339	2,964	(0.3)	12.3	3,329	2,964	12.3
Gains (losses) on financial assets and liabilities	1,055	416	754	153.6	39.9	1,055	754	39.9
Other operating income (expenses)	381	192	670	98.4	(43.1)	381	670	(43.1)
Administrative and promotional expenses	(5,320)	(6,022)	(4,476)	11.7	(18.9)	(5,320)	(4,476)	(18.9)
Operating income	5,277	3,788	6,049	39.3	(12.8)	5,277	6,049	(12.8)
Equity in results of associated companies	14	19	19	(26.3)	(26.3)	14	19	(26.3)
Operating income before taxes	5,291	3,807	6,068	39.0	(12.8)	5,291	6,068	(12.8)
Current and deferred income taxes	(574)	(497)	(1,055)	(15.5)	45.6	(574)	(1,055)	45.6
Income from continuing operations	4,717	3,310	5,013	42.5	(5.9)	4,717	5,013	(5.9)
Non-controlling interest	0	0	0	0.0	0.0	0	0	0.0
Net income	4,717	3,310	5,013	42.5	(5.9)	4,717	5,013	(5.9)

During 1Q13, Santander México reported net income of Ps.4,717 million, representing a 5.9% YoY decrease and a 42.5% sequential increase. These comparisons, however, are impacted by certain items.

Items before taxes that negatively impacted net income during 1Q13:

•	higher expenses for Ps.441 million due to the initiative of normalizing expenses throughout the year;

•	Ps.100 million related to rents; and

•	incremental expenses for Ps.135 million related to our branch expansion plan.

These negative impacts were partially offset by a tax benefit of Ps.250 million resulting from the recognition of losses on the sale of a previously written-off loan portfolio.

Additionally, during 1Q12 we benefited from a reversal of provisions for the amount of Ps.378 million related to a loan granted to a middle-market corporate.

Excluding these items, comparable net income during 1Q13 would have increased. 6.6% YoY.

1Q.13 | EARNINGS REPORT | 5

Grupo Financiero Santander México
1Q13 Net Income Adjustments
Million of Mexican Pesos				% Change	% Change
	1T13	4T12	1T12	YoY	QoQ
Net income	4,717	3,310	5,013	-5.9%	42.5%
Reversal of provisions			378
FOVI write-off		(245)
Corporate image campaign		(225)
Project finance provisions		(100)
IPO related expenses		(60)
Amortization of obsolete software		(40)
Expenses regularization	(441)
Leaseholds	(100)	(100)
Branch expansion	(135)	(127)
Adjusted net income (before taxes)	5,393	4,207	4,635
Taxes on written-off portfolio sold	250
Taxes	203	269	0
Adjusted net income	4,940	3,938	4,635	6.6%	25.5%

Net interest income for 1Q13 rose to Ps.8,636 million, representing a YoY increase of Ps.531 million, or 6.6%. On a sequential basis, net interest income decreased Ps.175 million, or 2.0%.

Interest income increased 1.4%, or Ps.182 million, YoY to Ps.13,608 million in 1Q13 from Ps.13,426 million in 1Q12. This was primarily driven by: i) growth in the Bank’s business volume and a more profitable product mix which resulted in a Ps.1,255 million increase in interest income from the loan portfolio. Interest expense decreased 6.6%, or Ps.349 million, reaching Ps.4,972 million in 1Q13 compared with Ps.5,321 million in 1Q12. This was mainly driven by a Ps.751 million decrease in interest expense on our sale and repurchase agreements.

Provisions for loan losses for the quarter rose to Ps.2,804 million, representing increases of Ps.836 million, or 42.5%, YoY and a decrease of Ps.144 million, or 4.9%, on a sequential basis.

The NPL ratio for 1Q13 stood at 1.8%, a 46 bps increase from the level reported in 1Q12 and 9 bps from the 1.7% in 4Q12.

The coverage ratio for the quarter decreased to 185.6% from 248.7% and 190.1% reported in 1Q12 and 4Q12, respectively.

Net commissions and fee income for 1Q13 amounted to Ps.3,329 million, a 12.3% YoY increase, and a 0.3% sequential decrease. The sequential decrease is mainly due to lower commissions from credit cards by 6.2% and from insurance by 4.6%. This was partially offset by increases in commissions of 15.8% in from financial advisory services and 12.3% from collection and payment services.

During 1Q13, Santander México reported a Ps.1,055 million net gain from financial assets and liabilities, compared with Ps.754 million in 1Q12 and a Ps.416 million gain in 4Q12. Net gain on financial assets and liabilities in 1Q13 is mainly explained by valuation gains of Ps.1,335 million related to the decrease in interest rates which benefitted the valuation of debt instruments, partially offset by trading losses of Ps.280 million, also mainly related to debt instruments.

1Q.13 | EARNINGS REPORT | 6

Other income in 1Q13 decreased to Ps.381 million, from Ps.754 million in 1Q12, and increased Ps.189 million from the Ps.192 million reported in 4Q12.

Administrative and promotional expenses for 1Q13 amounted to Ps.5,320 million, and Ps.844 million, or 18.9%, higher than in 1Q12, mainly due to higher expenses to support business growth, including incremental expenses for Ps.135 million related to our branch expansion plan. The sequential decrease of Ps.702 million, or 11.7%, compared with 4Q12 results from the number of incremental and non-recurrent expenses in 4Q12, which included marketing expenses from a corporate image campaign, expenses related to the Company’s IPO, and the amortization of obsolete software. Additionally, the quarter reflects an internal initiative to normalize the booking of expenses throughout the year.

Operating income in 1Q13 totaled Ps.5,277 million, representing a YoY decrease of Ps.772 million, or 12.8%. On a sequential basis, operating income increased by Ps.1,489 million, or 39.3%.

Net income for 1Q13 amounted to Ps.4,717 million, a decrease of 5.9%, or Ps.296, from the Ps.5,013 million obtained for 1Q12. On a sequential basis, net income increased 42.5%. Excluding the net impact of the aforementioned items in 1Q12 and 1Q13, comparable net income would have increased 6.6% YoY.

1Q.13 | EARNINGS REPORT | 7

Net Interest Income

Grupo Financiero Santander México
Net Interest Income
Millions of Mexican Pesos				% Change				% Change
	1Q13	4Q12	1Q12	QoQ	YoY	3M13	3M12	13/12
Funds Available	573	577	655	(0.7)	(12.5)	573	655	(12.5)
Margin accounts	96	96	107	0.0	(10.3)	96	107	(10.3)
Interest from investment in securities	2,034	2,652	3,129	(23.3)	(35.0)	2,034	3,129	(35.0)
Loan portfolio – excluding credit cards	7,525	7,647	6,779	(1.6)	11.0	7,525	6,779	11.0
Credit card loan portfolio	2,317	2,321	1,827	(0.2)	26.8	2,317	1,827	26.8
Loan origination fees	190	142	171	33.8	11.1	190	171	11.1
Sale and repurchase agreements	873	824	758	5.9	15.2	873	758	15.2
Interest Income	13,608	14,259	13,426	(4.6)	1.4	13,608	13,426	1.4

Customer deposits – Demand deposits	(602)	(508)	(496)	(18.5)	(21.4)	(602)	(496)	(21.4)
Customer deposits – Time deposits	(1,450)	(1,518)	(1,365)	4.5	(6.2)	(1,450)	(1,365)	(6.2)
Credit instruments issued	(465)	(402)	(296)	(15.7)	(57.1)	(465)	(296)	(57.1)
Interbank loans	(178)	(242)	(136)	26.4	(30.9)	(178)	(136)	(30.9)
Sale and repurchase agreements	(2,277)	(2,778)	(3,028)	18.0	24.8	(2,277)	(3,028)	24.8
Interest Expense	(4,972)	(5,448)	(5,321)	8.7	6.6	(4,972)	(5,321)	6.6

Net Interest Income	8,636	8,811	8,105	(2.0)	6.6	8,636	8,105	6.6

Net interest income in 1Q13 amounted to Ps.8,636 million, representing a QoQ decrease of Ps.175 million, or 2.0%, and a YoY increase of Ps.531 million or 6.6%. The sequential decrease is mainly explained by lower interest income from investment in securities.

The YoY increase in net interest income for the quarter is explained by the combined effect of the Ps.182 million increase in interest income, from Ps.13,426 million in 1Q12 to Ps.13,608 million in 1Q13, and a Ps.349 million decrease in interest expense, from Ps.5,321 million in 1Q12 to Ps.4,972 million in 1Q13. The increase in interest income reflects a 21 bps expansion in the average interest rate gained from a more profitable loan product mix, despite a decrease of Ps.8,193 million in our average interest-earnings assets. In addition, average interest-bearing liabilities decreased by Ps.5,193 million and the average interest rate paid decreased 21 bps.

The sequential decrease in net interest income resulted mainly from the Ps.651 million decrease in interest income, from Ps.14,259 million in 4Q12 to Ps.13,608 million in 1Q13, which was partially offset by a Ps.476 million decrease in interest expense, from Ps.5,448 million in 4Q12 to Ps.4,972 million in 1Q13. This is explained by a decrease of Ps.13,821 million in average-earnings assets and 22 bps decrease in the average interest rate earned, partially compensated by decreases of Ps.20,164 million in interest-bearing liabilities and 20 bps in the average interest rate paid.

1Q.13 | EARNINGS REPORT | 8

Interest Income

Interest income decreased to Ps.13,608 million in 1Q13 from Ps.14,259 million in 4Q12. This is explained by the combined decreases of Ps.618 million in interest from investment in securities as well as a Ps.78 million decrease in interest income from the loan portfolio, partially offset by an increase of Ps.49 million in interest income on sale and repurchase agreements.

The average interest rate on interest-earning assets rose in 1Q13 to 8.20%, representing a 20 bps increase from 8.00% in 1Q12 and a 22 bps decrease compared with 8.42% in 4Q12.

4Q12 interest-earning assets decreased QoQ by Ps.13,821 million, or 2.0%, mainly driven by a Ps.33,371 million decline in investments in securities, from Ps.193,537 million in 4Q12 to Ps.160,166 million in 1Q13.

Interest income rose YoY by 1.4%, or Ps.182 million, from Ps.13,426 million in 1Q12 to Ps.13,608 million in 1Q13, principally due to increases of Ps.1,255 million in interest income on our loan portfolio and Ps.115 million in repurchase agreements.

The breakdown of interest income for 1Q13 is as follows: loan portfolio, which is considered as the main source of recurring income, accounts for 73.7%; investment in securities 15.0%; and 11.3% in other items.

The evolution of the loan portfolio continues to show positive trends, accentuating diversification across segments and growth in all core businesses, despite the slowdown observed over recent months.

1Q.13 | EARNINGS REPORT | 9

Loan Portfolio

The total loan portfolio rose YoY by 10.8%, or Ps.34,203 million, to Ps.352,267 million in 1Q13. On a sequential basis, the total loan portfolio increased 0.5%, or Ps.1,584 million. During the quarter, Santander México continued to experience loan growth across all core segments and strategic products despite of market slowdown.

Grupo Financiero Santander México
Loan Portfolio Breakdown
Millions of Mexican Pesos	1Q13%		4Q12%		1Q12%

Commercial	175,830	49.91%	175,736	50.11%	165,564	52.05%
Government	37,641	10.69%	38,709	11.04%	32,712	10.28%
Consumer	61,905	17.57%	61,603	17.57%	52,857	16.62%
Credit cards	36,022	10.23%	36,230	10.33%	29,632	9.32%
Other consumer	25,884	7.35%	25,373	7.24%	23,225	7.30%
Mortgages	70,448	20.00%	68,542	19.55%	62,559	19.67%
Total Performing Loan	345,825	98.17%	344,590	98.26%	313,692	98.63%

Commercial	1,815	0.52%	1,523	0.43%	1,135	0.36%
Government	8	0.00%	0	0.00%	0	0.00%
Consumer	2,261	0.64%	2,236	0.64%	1,255	0.39%
Credit cards	1,095	0.31%	1,071	0.31%	690	0.22%
Other consumer	1,165	0.33%	1,165	0.33%	565	0.18%
Mortgages	2,358	0.67%	2,334	0.67%	1,982	0.62%
Total Non-Performing Loan	6,442	1.83%	6,093	1.74%	4,372	1.37%

Total Loan Portfolio	352,267	100.00%	350,683	100.00%	318,064	100.00%

The Commercial Portfolio is comprised of loans to business and commercial enterprises, as well as loans to government entities and financial institutions, and represents 61.1% of the total loan portfolio. Excluding loans to government, the commercial portfolio accounted for 50.4% of the total loan portfolio. As of 4Q12, commercial loans increased 8.0% YoY, principally reflecting the 53.9% and 14.3% increases in SMEs and the middle market segment, respectively. On a sequential basis, excluding loans to government, the commercial portfolio remained stable, principally supported by the performance of SMEs during the quarter, which increased 7.1%.

The Individual Loan Portfolio, comprised of mortgages, credit card and consumer loans, represents 38.9% of the total loan portfolio. Credit cards, consumer and mortgages loans represent 10.5%, 7.7%, and 20.7% of the total loan portfolio, respectively, and increased YoY by 22.4%, 13.7%, and 12.8%, respectively. Our mortgage loans strategy remains focused on targeting the middle-market segment and residential, which this quarter increased 2.7% sequentially. Our strategy for consumer loans aims to support families, and loans to these clients expanded 0.5% QoQ. Credit card loans decreased 0.5% QoQ, principally driven by marketing campaigns implemented during the last part of the year to encourage the use of credit cards with zero interest financing, as well as the massive payments during January and February of 2013.

1Q.13 | EARNINGS REPORT | 10

Interest Expense

Interest expense decreased 6.6%, or Ps.349 million, to Ps.4,972 million in 1Q13, compared with Ps.5,321 million in 1Q12, mainly driven by a Ps.751 million decrease in interest expense on our sale and repurchase agreements. On a sequential basis, interest expense decreased Ps.476 million, mainly reflecting the decline in sale and repurchase agreements.

The Ps.4,972 million in interest expenses paid in 4Q12 is broken down as follows: sale and repurchase agreements 45.8%, term deposits 29.2%, demand deposits 12.1%, credit instruments issued 9.3%, and interbank loans 3.6%.

Total deposits at the end of 1Q13 amounted to Ps.374,920 million, representing a 15.3% YoY increase. Santander México continues to implement its strategy of enhancing customer service in accordance with the needs of each segment. This strategy has resulted in an increase in demand deposits from both individuals and corporates. As of 1Q13, demand deposits reached Ps.226,503 million, increasing 20.6% YoY and 7.4% on a sequential basis. Total term deposits reached Ps.148,417 million, a 8.1% YoY increase, and 2.1% decrease compared with 4Q12.

Interest expense on demand deposits amounted to Ps.602 million during 1Q13, representing a YoY increase of 21.4% and a sequential increase of 18.5%. The increase in 1Q13 YoY was mainly driven by a higher average balance in demand deposits, combined with a 12 bps increase in the average interest rate paid.

Interest paid on term deposits increased 6.2% YoY to Ps.1,450 million. On a sequential basis, interest paid on term deposits decreased 4.5%. The YoY increase reflects an increase in average volume partially compensated with an 18 bps decrease in average interest rate paid.

Asset Quality

Non-performing loans at the end of 1Q13 increased by Ps.2,070 million, or 47.3% YoY, to Ps.6,442 million, and also increased on a sequential basis by 5.7%, or Ps.349 million. The breakdown of the non-performing loan portfolio is as follows: commercial loans 28.3%, consumer loans 35.1%, and mortgages 36.6%.

The YoY increase in non-performing loans primarily reflects growth of the loan portfolio, particularly the higher participation of consumer loans, credit cards loans, mortgage loans and SMEs products in the overall mix. On a sequential basis, commercial presented the highest increase in non-performing loans.

1Q.13 | EARNINGS REPORT | 11

Grupo Financiero Santander México
Asset Quality

Millions of Mexican Pesos				% Change
	1Q13	4Q12	1Q12	QoQ	YoY
Total Loans	352,267	350,683	318,064	0.45%	10.75%
Performing Loans	345,825	344,590	313,692	0.36%	10.24%
Non-performing Loans	6,442	6,093	4,372	5.73%	47.35%

Allowance for loan losses	(11,954)	(11,580)	(10,875)	3.23%	9.92%

Non-performing loan ratio	1.83%	1.74%	1.37%	9bps	45bps
Coverage ratio	185.6	190.1	248.7	(449)bps	(6,318)bps

The NPL ratio for 1Q13 stood at 1.8%, a 47 bps increase from the level reported in 1Q12 and 9 bps from 1.7% in 4Q12, reflecting Santander México’s strict monitoring and portfolio quality assessment processes, which allows the adjustment of loan origination through approval policies in accordance with the performance of the loan portfolio. The coverage ratio for the quarter decreased to 185.6% from 248.7% in 1Q12, and from 190.1% in 4Q12.

During 1Q13, provision for loan losses amounted to Ps.2,804 million, which represented  a 4.9%, sequential decline. The increase was mainly driven by consumer loans, mortgages and credit cards.

1Q.13 | EARNINGS REPORT | 12

Commission and Fee Income (Net)

Grupo Financiero Santander México
Net Commission and Fee Income
Millions of Mexican Pesos
				% Change				% Change
Commission and fee income	1Q13	4Q12	1Q12	QoQ	YoY	3M13	3M12	13/12
Credit and debit cards	1,037	1,194	864	(13.1)	20.0	1,037	864	20.0
Cash management	170	181	171	(6.1)	(0.6)	170	171	(0.6)
Collection and payment services	393	350	371	12.3	5.9	393	371	5.9
Investment fund management	443	452	460	(2.0)	(3.7)	443	460	(3.7)
Insurance	818	856	673	(4.4)	21.5	818	673	21.5
Capital markets and securities activities	171	153	155	11.8	10.3	171	155	10.3
Checks	82	91	90	(9.9)	(8.9)	82	90	(8.9)
Foreign trade	146	130	127	12.3	15.0	146	127	15.0
Financial advisory services	500	369	396	35.5	26.3	500	396	26.3
Other commissions and fees	182	206	196	(11.7)	(7.1)	182	196	(7.1)
Total	3,942	3,982	3,503	(1.0)	12.5	3,942	3,503	12.5

Commission and fee expense
Credit and debit cards	(185)	(286)	(287)	35.3	35.5	(185)	(287)	35.5
Investment fund management	(27)	(28)	(24)	3.6	(12.5)	(27)	(24)	(12.5)
Insurance	(27)	(27)	(22)	0.0	(22.7)	(27)	(22)	(22.7)
Capital markets and securities activities	(35)	(40)	(35)	12.5	0.0	(35)	(35)	0.0
Checks	(8)	(10)	(9)	20.0	11.1	(8)	(9)	11.1
Foreign trade	(4)	(13)	0	69.2	0.0	(4)	0	0.0
Financial advisory services	(83)	(9)	(10)	(822.2)	(730.0)	(83)	(10)	(730.0)
Other commissions and fees	(244)	(230)	(152)	(6.1)	(60.5)	(244)	(152)	(60.5)
Total	(613)	(643)	(539)	4.7	(13.7)	(613)	(539)	(13.7)

Commission and Fee Income, net	3,329	3,339	2,964	(0.3)	12.3	3,329	2,964	12.3

In 1Q13, net commission and fee income amounted to Ps.3,329 million, representing a YoY increase of 12.3%, or Ps.365 million. This improvement principally reflects the following YoY increases: 47.7%, or Ps.275 million, in credit card fees; 21.5%, or Ps.140 million, in insurance fees; and 8.0%, or Ps.31 million, in financial advisory services.

Compared to 4Q12, net commission and fee income decreased 0.3%, or Ps.10 million, mainly reflecting the following sequential decreases: 6.2% or Ps.56 million in credit cards, and 4.6%, or Ps.38 million, in insurance. These unfavorable variances were partially offset by a 15.8%, or Ps.57 million increase in financial advisory services; 12.3%, or Ps.43 million, in collection and payment services; and 21.4%, or Ps.25 million, in foreign trade services.

1Q.13 | EARNINGS REPORT | 13

Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of Mexican Pesos				% Change				% Change
	1Q13	4Q12	1Q12	QoQ	YoY	3M13	3M12	13/12
Valuation
Foreign currencies	(78)	6	14	(1,400.0)	(657.1)	(78)	14	(657.1)
Derivatives	(801)	(993)	548	19.3	(246.2)	(801)	548	(246.2)
Shares	(100)	345	(109)	(129.0)	8.3	(100)	(109)	8.3
Debt instruments	2,314	(900)	65	357.1	3,460.0	2,314	65	3,460.0
Subtotal	1,335	(1,542)	518	186.6	157.7	1,335	518	157.7

Trading
Foreign currencies	36	(435)	(321)	108.3	111.2	36	(321)	111.2
Derivatives	1,028	1,294	368	(20.6)	179.3	1,028	368	179.3
Shares	455	306	313	48.7	45.4	455	313	45.4
Debt instruments	(1,799)	793	(124)	(326.9)	(1,350.8)	(1,799)	(124)	(1,350.8)
Subtotal	(280)	1,958	236	(114.3)	(218.6)	(280)	236	(218.6)

Total	1,055	416	754	153.6	39.9	1,055	754	39.9

In 1Q13, Santander México recorded a net gain on financial assets and liabilities of Ps.1,055 million, compared with a net gain of Ps.754 million in 1Q12 and a net gain of Ps.416 million in 4Q12. The net gain on financial assets and liabilities in 1Q13 is mainly explained by valuation gains of Ps.1,335 million principally reflecting higher valuation of debt instruments due to the decrease in interest rates, which were partially offset by a Ps.280 million trading loss. In 4Q12, Santander Mexico reported a Ps.1,958 million trading gain, which was partially offset by a Ps.1,542 million valuation loss, mainly driven by derivatives and debt instruments, while 1Q12 included a Ps.518 million valuation gain together with a Ps.236 million trading gain, which principally resulted from derivatives and shares.

1Q.13 | EARNINGS REPORT | 14

Other Operating Income (Expense)

Grupo Financiero Santander México
Other Operating Income (Expense)
Millions of Mexican Pesos				% Change				% Change
	1Q13	4Q12	1Q12	QoQ	YoY	3M13	3M12	13/12

Recoveries of loans previously charged-off	527	439	441	20.0	19.5	527	441	19.5
Profit from the sale of real property	0	9	1	(100.0)	(100.0)	0	1	(100.0)
Cancellation of liabilities and reserves	67	47	47	42.6	42.6	67	47	42.6
Interest on personnel loans	33	33	29	0.0	13.8	33	29	13.8
Technical advisory services	24	28	18	(14.3)	33.3	24	18	33.3
Portfolio recovery legal expenses and costs	(77)	(179)	(140)	57.0	45.0	(77)	(140)	45.0
Write-offs and bankruptcies	(179)	(177)	(111)	(1.1)	(61.3)	(179)	(111)	(61.3)
Provision for legal and tax contingencies	(62)	(73)	(49)	15.1	(26.5)	(62)	(49)	(26.5)
IPAB (indemnity) provisions and payments	(2)	(2)	(3)	0.0	33.3	(2)	(3)	33.3
Foreclosed assets reserve	(5)	(14)	(15)	64.3	66.7	(5)	(15)	66.7
Profit from sale of foreclosed assets	30	35	34	(14.3)	(11.8)	30	34	(11.8)
Release of allowance for loan losses	0	0	378	0.0	(100.0)	0	378	(100.0)
Other	25	46	40	(45.7)	(37.5)	25	40	(37.5)

Other Operating Income (Expense)	381	192	670	98.4	(43.1)	381	670	(43.1)

In 1Q13, other operating income declined to Ps.381 million, from Ps.670 million in 1Q12, and increased from Ps.192 million in 4Q12. The sequential increase is mainly explained by portfolio recoveries partially offset by an increase in write-offs.

The YoY decline mainly reflects the release of allowances for loan losses of a middle-market corporate in 1Q12 for Ps.378 million.

1Q.13 | EARNINGS REPORT | 15

Administrative and Promotional Expenses

Administrative and promotional expenses consist of personnel such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and Promotional Expenses
Millions of Mexican Pesos				% Change				% Change
	1Q13	4Q12	1Q12	QoQ	YoY	3M13	3M12	13/12
Salaries and employee benefits	2,372	2,342	2,068	1.3	14.7	2,372	2,068	14.7
Credit card operation	72	79	65	(8.9)	10.8	72	65	10.8
Professional fees	140	244	123	(42.6)	13.8	140	123	13.8
Leasehold	367	357	239	2.8	53.6	367	239	53.6
Promotional and advertising expenses	161	337	89	(52.2)	80.9	161	89	80.9
Taxes and duties	212	408	159	(48.0)	33.3	212	159	33.3
Technology services (IT)	500	462	457	8.2	9.4	500	457	9.4
Depreciation and amortization	384	410	381	(6.3)	0.8	384	381	0.8
Contributions to bank savings protection system (IPAB)	360	355	322	1.4	11.8	360	322	11.8
Cash protection	102	189	58	(46.0)	75.9	102	58	75.9
Other services and expenses	650	839	515	(22.5)	26.2	650	515	26.2

Total Administrative and Promotional Expenses	5,320	6,022	4,476	(11.7)	18.9	5,320	4,476	18.9

1Q13 administrative and promotional expenses rose 18.9% YoY to Ps.5,320 million, driven by increases in the following areas: Ps.304 million in salaries and employee benefits, Ps.128 million in leaseholds, Ps.72 million in promotional and advertising expenses, Ps.53 million in tax and duties, and Ps.135 million in other expenses.

On a sequential basis, administrative and promotional expenses decreased 11.7%, principally due to the following decreases: Ps.196 million in taxes and duties, Ps.176 million in promotional and advertising expenses, and Ps.189 million in other services and expenses. This was partially offset by Ps.30 million for higher personnel expenses and by Ps.38 million for technology services. Additionally, the YoY increase reflects an initiative undertaken this quarter intended to normalize expenses throughout the year.

The efficiency ratio for 1Q13 was 39.7%, which compares to 35.8% and practically unchanged from the 39.5% reported in 1Q12 and 4Q12, respectively.

The recurrence ratio in 1Q13 was 67.4%, below the 72.4% in 1Q12 and improving slightly from 65.3% in 4Q12.

Current and Deferred Taxes

Current and deferred income taxes in 1Q13 were Ps.574 million compared with Ps.1,055 million in 1Q12, and above the Ps.497 million reported in 4Q12.

1Q.13 | EARNINGS REPORT | 16

Capitalization and ROAE

Grupo Financiero Santander México
Capitalization
Millions of Mexican Pesos	1Q13	4Q12	1Q12
Tier 1	77,252	74,618	69,615
Tier 2	1,283	1,579	1,494
Total Capital	78,536	76,197	71,109

Risk-Weighted Assets
Credit Risk	329,828	320,268	285,747
Credit, Market, and Operational Risk	503,213	515,583	496,023

Credit Risk Ratios:
Tier 1 (%)	23.4	23.3	24.4
Tier 2(%)	0.4	0.5	0.5
Capitalization Ratio (%)	23.8	23.8	24.9

Total Capital Ratios:
Tier 1(%)	15.4	14.5	14.0
Tier 2 (%)	0.2	0.3	0.3
Capitalization Ratio (%)	15.6	14.8	14.3

Banco Santander México’s capital ratio was 15.6% in 1Q13, above the 14.3% and 14.8% reported in 1Q12 and 4Q12, respectively. The core capital ratio amounted to 15.4% in 1Q13, above the 14.0% and 14.5% reported in 1Q12 and 4Q12, respectively.

As of February 2013, Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated March 2013, which is the most recently available analysis.

ROAE in 1Q13, excluding dividends declared for 4Q12 and 1Q13 earnings, was 19.4%, lower than the 22.1% reported in 1Q12, and similar to the 19.1% in 4Q12. Excluding the aforementioned events in 1Q12 and 1Q13, adjusted ROAE would have been 20.4% and 20.3%, respectively.

1Q.13 | EARNINGS REPORT | 17

RELEVANT EVENTS

Isolux’s Infraestructure Project as Concessionaire
Santander México as Structuring and Placement Agent in Isulux’s Ps.4.2 million Certificados Bursátiles Fiduciarios debt issuance.

Santander México Participates as Placement Agent in the First Debt Issuance by Sempra Mexico (Now Ienova)
During 1Q13 Santander México participated as Placement Agent in Sempra’s Ps.5.2 billon debt issuance, its first in the Mexican market.

Santander México Participates as Placement Agent in Arca Continental’s Debt Issuance
During 1Q13, Santander México participated as Placement Agent in Arca Continental’s most recent debt transaction. Arca Continental placed Certificados Bursátiles in two issuances for a combined Ps.2.7 billion, Ps.1.7 billion of which were issued for a tenor of 10 years and Ps.1.0 billion were issued for a tenor of 5 years.

Placement of FIBRA UNO’s Third Issuance of FIBRAs
During 1Q13, Santander México paticipated as Global Coordinator for FIBRA UNO’s US$1,7 billion follow-on equity offering. Approximately 60% of the deal was distributed among local investors and the remnant 40% in the international market.

Grupo Sanborns’ Initial Public Offering
Santander México lead Grupo Sanborns’ Ps.10.5 billion Initial Public Offering. Approximately 60% of the offering was distibuted among local investors and 40% was placed in the international market.

Fibra Inn’s Initial Public Offering
Santander México participated as local and international Bookrunner in Fibra Inn’s Ps.4,5 billion Initial Public Offering. Approximately 60% of the offering was distibuted among local investors and 40% was placed in the international market.

Santander and Grupo Oxxo Alliance
During 1Q13, Santander established an alliance with Grupo Oxxo further strenghthening client service by adding more than 10,800 new points of service to its network.

AWARDS & RECOGNITION

Santander México’s Initial Public Offering recognized as Transaction of the Year by International Financing Review and LatinFinance
In January 2013, Santander México’s Initial Public Offering was recognized as the Transaction of the Year in its kind by LatinFinance, and as the Latin America Equity Issue of the Year by International Financing Review.

1Q.13 | EARNINGS REPORT | 18

CREDIT RATINGS

Banco Santander (México)
Ratings
	Standard & Poor´s	Moody´s	Fitch Ratings
Global Scale
Foreign Currency
Long Term	BBB	Baa1	BBB+ **
Short Term	A-2	P-2	F2

Local Currency
Long Term	BBB	A3	BBB+ **
Short Term	A-2	P-2	F2

National Scale
Long Term	mxAAA	Aaa.mx	AAA(mex)
Short Term	mxA-1+	Mx-1	F1+(mex)

Deposit Certificates
Long Term	BBB
Short Term	A-3

Autonomous Credit Profile (SACP)	bbb+	-	-
Rating viability (VR)	-	-	bbb+
Support	-	-	2
Financial Strength	-	C-	-
Standalone BCA	-	baa1	-
Outlook	Positive	Stable	Stable

Last publication:	12-Mar-13	28-Jun-12	13-Jun-12
** Negative Outlook

Brokerage - Casa de Bolsa Santander
Ratings
	Moody´s	Fitch Ratings
Global Scale
National Scale
Long Term	A2	_
Short Term	Prime-1	_

National Scale
Long Term	Aaa.mx	AAA.mx
Short Term	Mx-1	F1+mx

Outlook	Stable	Stable

1Q.13 | EARNINGS REPORT | 19

RATING CONFIRMATION BY STANDARD AND POOR’S
March 12, 2013 Standard and Poor's affirmed Banco Santander (Mexico)'s ratings with a positive outlook. Long Tem Global rating remains in "BBB" and "A-2" in short term. The systemic importance was maintained at "high".

1Q13 EARNINGS CALL DIAL-IN INFORMATION
Date:	Friday, April 26, 2013

Time:	8:00 AM (MCT); 9:00 AM (US ET)

Dial-in Numbers:	1-877-941-1427 US & Canada; 1-480-629-9664 International & Mexico

Access Code:	4614117

Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1015873

Replay:
Starting Friday, April 26, 2013 at 12:00 PM (MCT); 01:00 PM (US ET), and ending on Friday, May 3, 2013 at 10:59 PM (MCT); 11:59 PM (US ET).

Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico

Access Code: 4614117

ANALYST COVERAGE
Bank of America Merrill Lynch, Barclays, BBVA Bancomer, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Independent Research, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, RBC, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS
ROAE: Annualized net income (1Q13 x 4) divided by average equity (deducting the amount of dividends declared on 4Q12 and 1Q13 earnings).

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and net of allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

1Q.13 | EARNINGS REPORT | 20

ABOUT GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2013, Santander Mexico had total assets of Ps.856.8 billion under Mexican GAAP and more than 10.0 million customers. Headquartered in Mexico City, the Company operates 967 branches and 226 offices nationwide and has a total of 13,498 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011.  The exchange rate used to convert foreign currency transactions to pesos is PPs.13.40840.

1Q.13 | EARNINGS REPORT | 21

INVESTOR RELATIONS CONTACT
Gerardo Freire Alvarado
+ 52 (55) 5269-1827
investor@santander.com.mx

LEGAL DISCLAIMER
Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this reports and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

1Q.13 | EARNINGS REPORT | 22

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/inf_financiera/inf_trimestral.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

1Q.13 | EARNINGS REPORT | 23

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos

	2013	2012
	Mar	Dec	Sep	Jun	Mar
Assets

Cash and due from banks	102,461	81,626	74,579	77,019	60,747

Margin accounts	3,830	3,995	3,817	4,534	4,187

Investment in securities	201,388	169,646	202,203	262,988	269,692
Trading securities	158,857	117,183	142,175	203,249	202,830
Securities available for sale	37,384	47,373	54,996	54,764	61,944
Securities held to maturity	5,147	5,090	5,032	4,975	4,918

Debtors under sale and repurchase agreements	21,148	9,471	4,458	4,827	4,484

Derivatives	94,565	80,621	89,389	87,857	71,991
Trading purposes	94,177	80,321	88,945	87,286	71,276
Hedging purposes	388	300	444	571	715

Valuation adjustment for hedged financial assets	246	210	240	220	139

Performing loan portfolio
Commercial loans	213,471	214,445	211,685	212,492	198,276
Commercial or business activity	175,379	175,329	175,945	176,332	163,630
Financial entities loans	451	407	619	606	1,934
Government entities loans	37,641	38,709	35,121	35,554	32,712
Consumer loans	61,906	61,603	59,996	57,043	52,857
Mortgage loans	70,448	68,542	66,172	64,417	62,559
Total performing loan portfolio	345,825	344,590	337,853	333,952	313,692

Nonperforming loan portfolio
Commercial loans	1,823	1,523	1,402	1,313	1,135
Commercial or business activity	1,815	1,523	1,402	1,313	1,135
Government entities loans	8	0	0	0	0
Consumer loans	2,261	2,236	2,053	1,709	1,255
Mortgage loans	2,358	2,334	2,075	1,931	1,982
Total nonperforming portfolio	6,442	6,093	5,530	4,953	4,372
Total loan portfolio	352,267	350,683	343,383	338,905	318,064

Allowance for loan losses	(11,954)	(11,580)	(11,360)	(11,101)	(10,875)
Loan portfolio (net)	340,313	339,103	332,023	327,804	307,189

Other receivables (net)	72,962	46,159	47,415	55,932	47,009
Foreclosed assets (net)	136	150	172	196	220
Property, furniture and fixtures (net)	4,058	4,095	3,770	3,780	5,439
Long-term investment in shares	249	236	218	203	251
Deferred taxes (net)	11,127	10,584	9,155	8,425	8,255
Deferred charges, advance payments and intangibles	4,195	4,277	3,693	3,793	4,148
Other assets	167	164	290	221	197
Discontinued operations	0	0	0	0	0

Total assets	856,845	750,337	771,422	837,799	783,948

1Q.13 | EARNINGS REPORT | 24

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos

	2013	2012
	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	411,092	397,546	358,606	352,753	346,605
Demand deposits	226,503	210,915	194,351	204,606	187,787
Time deposits – General Public	124,871	125,584	120,034	117,184	122,816
Time deposits – Money market	23,546	25,953	21,904	9,085	14,507

Credit instruments issued	36,172	35,094	22,317	21,878	21,495

Bank and other loans	31,094	27,463	34,339	24,804	21,372
Demand loans	9,075	8,240	5,916	6,851	5,949
Short-term loans	19,726	16,767	26,092	15,704	13,278
Long-term loans	2,293	2,456	2,331	2,249	2,145

Creditors under sale and repurchase agreements	116,299	73,290	106,306	168,227	189,299

Collateral sold or pledged as guarantee	18,130	6,853	17,972	18,766	14,104
Securities loans	18,130	6,853	17,972	18,766	14,104

Derivatives	92,751	79,561	86,613	87,960	70,292
Trading purposes	91,132	77,939	85,209	86,233	69,266
Hedging purposes	1,619	1,622	1,404	1,727	1,026

Other payables	83,949	66,756	71,702	88,648	47,647
Income taxes payable	363	503	767	335	910
Employee profit sharing payable	87	172	117	83	62
Creditors from settlement of transactions	62,970	38,604	47,308	52,492	24,013
Sundry creditors and other payables	20,529	27,477	23,510	35,738	22,662

Deferred revenues	1,011	1,041	1,091	1,096	1,385

Total liabilities	754,326	652,510	676,629	742,254	690,704
Paid in capital	47,846	47,811	47,776	48,195	48,195
Capital stock	36,357	36,357	36,357	36,357	36,357
Share premium	11,489	11,454	11,419	11,838	11,838

Other capital	54,673	50,016	47,017	47,350	45,049
Capital reserves	349	349	349	349	108
Retained earnings	48,914	31,068	31,038	35,311	38,541
Result from valuation of securities available for sale, net	757	678	727	688	442
Result from valuation of cash flow hedge instruments, net	(74)	90	382	690	932
Net income	4,717	17,822	14,512	10,298	5,013
Non-controlling interest	10	9	9	14	13
Total stockholders´ equity	102,519	97,827	94,793	95,545	93,244

Total liabilities and stockholders´ equity	856,845	750,337	771,422	837,799	783,948

1Q.13 | EARNINGS REPORT | 25

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos

	2013	2012
	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

FOR THIRD PARTIES

Current client account
Client Banks	56	74	74	261	147
Liquidation of client transactions	(47)	116	350	(2,030)	35
Dividends on behalf of clients	1	1	0	1	1

Custody services
Assets under custody	290,289	317,118	261,131	198,793	210,076
Dividends on behalf of clients	0	1	0	0	1

Transactions on behalf of third parties
Sale and repurchase agreements	38,874	45,914	44,469	55,334	65,577
Security loans on behalf of clients	1,201	1,256	1,457	1,826	2,182
Collaterals received as guarantee on behalf of clients	28,283	29,504	19,013	15,690	19,542
Acquisition of derivatives	291,038	289,248	294,269	308,411	308,379
Sale of derivatives	526,154	570,945	579,263	603,162	656,451

Total on behalf of third parties	1,175,849	1,254,177	1,200,026	1,181,448	1,262,391

Proprietary record accounts:

Contingent assets and liabilities	30,265	33,236	24,053	31,852	31,904

Credit commitments
Trusts	127,435	125,954	106,006	106,747	155,407
Mandates	1,596	1,580	2,582	1,548	1,532

Assets in custody or under administration	3,567,360	3,561,696	3,312,634	3,062,735	3,084,880

Credit Commitments	155,483	133,744	160,790	203,362	157,565

Collateral received	154,943	71,296	90,548	52,244	49,931

Collateral received and sold or pledged as guarantee	115,080	53,788	66,877	26,708	29,027

Uncollected interest earned on past due loan portfolio	1,402	1,808	794	1,092	985

Other accounts	484,324	501,538	466,076	455,197	429,800

Subtotal	4,637,988	4,484,640	4,230,360	3,941,485	3,941,031

Total	5,813,837	5,738,817	5,430,386	5,122,933	5,203,422

These consolidated financial statements were approved by the Board of directors and signed on its behalf by

1Q.13 | EARNINGS REPORT | 26

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

1Q.13 | EARNINGS REPORT | 27

Grupo Financiero Santander México
Consolidated Statement of Income
Millions of Mexican Pesos

	2013	1Q	2012	4Q	3Q	2Q	1Q
Interest income	13,608	13,608	55,388	14,259	13,873	13,830	13,426
Interest expense	(4,972)	(4,972)	(21,496)	(5,448)	(5,291)	(5,436)	(5,321)
Financial margin	8,636	8,636	33,892	8,811	8,582	8,394	8,105

Allowance for loan losses	(2,804)	(2,804)	(9,445)	(2,948)	(2,535)	(1,994)	(1,968)
Financial margin after allowance for loan losses	5,832	5,832	24,447	5,863	6,047	6,400	6,137

Commission and fee income	3,942	3,942	14,773	3,982	3,783	3,505	3,503
Commission and fee expense	(613)	(613)	(2,570)	(643)	(718)	(670)	(539)
Net gain /(loss) on financial assets and liabilities	1,055	1,055	2,196	416	920	106	754
Othe operating income / (loss)	381	381	2,955	192	88	2,005	670
Administrative and promotional expenses	(5,320)	(5,320)	(20,236)	(6,022)	(5,179)	(4,559)	(4,476)
Total operating income	5,277	5,277	21,565	3,788	4,941	6,787	6,049

Equity in results of subsidiaries and associated companies	14	14	73	19	18	17	19

Income from continuing operations before income taxes	5,291	5,291	21,638	3,807	4,959	6,804	6,068

Current income taxes	(1,095)	(1,095)	(5,858)	(1,680)	(1,359)	(1,694)	(1,125)
Deferred income taxes	521	521	2,043	1,183	614	176	70

Income from continuing operations	4,717	4,717	17,823	3,310	4,214	5,286	5,013

Discontinued operations	0	0	0	0	0	0	0

Consolidated net income	4,717	4,717	17,823	3,310	4,214	5,286	5,013

Non-controlling interest	0	0	(1)	0	0	(1)	0

Net income	4,717	4,717	17,822	3,310	4,214	5,285	5,013

These consolidated financial statements were approved by the Board of directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

1Q.13 | EARNINGS REPORT | 28

Grupo Financiero Santander México
Consolidated Statements of Changes in Stockholders’ Equity
From January 1st to March 31, 2013
Millions of Mexican Pesos

	Paid-in Capital		Other Capital
CONCEPT	Capital Stock	Additional Paid-In Capital	Capital Reserves	Retained Earnings	Surplus (deficit) from valuation of securities available for sale	Surplus (Deficit) from the valuation of cash flow hedge securities	Net income (loss)	Minority Interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2012	36,357	11,454	349	31,068	678	90	17,822	9	97,827
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of Net income (loss) to Retained Earnings				17,822			(17,822)		0
Payment of Dividends
TOTAL	0	0	0	17,822	0	0	(17,822)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Surplus (deficit) from valuation of securities available for sale					79				79
Surplus (deficit) from valuation of cash flow hedge securities						(164)			(164)
Recognition of Capital payments		35							35
Recoveries on loan reserves previously applied to prior year results				12					12
Equity effect of investment in subsidiaries and associated companies				12					12
Net Income (Loss)							4,717		4,717
Minority Interest								1	1

TOTAL	0	35	0	24	79	(164)	4,717	1	4,692

BALANCE AS OF MARCH 31, 2013	36,357	11,489	349	48,914	757	(74)	4,717	10	102,519

1Q.13 | EARNINGS REPORT | 29

These consolidated financial statements were approved by the Board of directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

1Q.13 | EARNINGS REPORT | 30

Grupo Financiero Santander México
Consolidated Statement of Cash Flows
From January 1st to March 31, 2013
Millions of Mexican Pesos

OPERATING ACTIVITIES
Net Result		4,717
Adjustments due to items not requiring resources
Result from valuation related to investment or financing activities	955
Equity in results of subsidiaries and associated companies	(14)
Depreciation of properties, furniture and equipment	150
Amortization of intangible assets	234
Provision for impairment in foreclosed assets	3
Recognition of Capital payments	35
Income tax, current and deferred	574	1,937
		6,654

CHANGES IN OPERATING ACCOUNTS
Change in margin accounts		165
Change in Securities		(31,630)
Changes in Debit balances under repurchase and resale agreements (Reporto)		(11,676)
Changes in Derivatives (Asset)		(14,213)
Changes in Loans portfolio		(1,210)
Changes in Foreclosed assets		11
Changes in Other operating assets		(27,041)
Changes in Savings		13,546
Changes in Interbank loans and from other entities		3,631
Changes in Credit balances under repurchase and sale agreements (Reporto)		43,008
Changes in sold or pledged guarantees		11,276
Changes in Derivatives (Liabilities))		13,191
Changes in other operating liabilities		17,729
Income tax payments		(1,374)

Net resources generated by operating activities		22,067

INVESTING ACTIVITIES
Sale of Properties, furniture and equipment		1
Purchases of properties, furniture and equipment		(114)
Collection of cash dividends		1
Purchases of intangible assets		(191)

Net resources generated by investing activities		(303)

FINANCING ACTIVITIES

Recoveries of reserves applied to results from previous years		12

Net resources generated by financing activities		12

Net decrease in funds available		21,776

Adjustments to cash flow due to exchange variations		(941)

Funds available at beginning of year		81,626

Funds available at the end of the year		102,461

1Q.13 | EARNINGS REPORT | 31

These consolidated financial statements were approved by the Board of directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

1Q.13 | EARNINGS REPORT | 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Balance Sheet and Income Statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial Ratios

▪	Notes to Consolidated Financial Statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/inf_financiera/inf_trimestral.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

1Q.13 | EARNINGS REPORT | 33

Significant accounting policies

The significant accounting policies applied by the Financial Group are in conformity with the accounting criteria established by the Commission in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage House and Regulated Multiple Purpose Financing Entities (“the provisions”), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 of the Commission, the accounting of the Financial Group shall be in conformity with Mexican Financial Reporting Standards (“MFRS”, which are comprised of individual accounting standards that are known as “NIF”) as promulgated by the Mexican Board of Financial Reporting Standards (“CINIF”), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institutions subject to its rules carry out specialized operations.

Changes in accounting policies

Changes in the Accounting Criteria of the Commission

Changes that occurred during 2012

In July 2012, the Federal Official Gazette published certain amendments to the accounting criteria applicable to credit institutions, which modify the accounting criteria used for trusts and the consolidation of special-purpose entities (“EPE”) and which define the specific standards used for the recognition, valuation, presentation and disclosure of trusts and EPE in the financial statements, as a means of generating transparent financial information comparable with that of other countries.

The changes are as follows:

➢
The valuation of the trust's net assets must be recognized in memorandum accounts according to the accounting criteria issued by the Commission, unless trusts request, obtain and maintain the registration of their securities with the National Securities Registry, in which case their net assets must be valued according to the accounting standards issued by the Commission for application to securities issuers and other market participants (International Financial Reporting Standards, or IFRS).

➢	The description of the minimum conditions that must be fulfilled to demonstrate that an entity does not exercise control over an EPE thereby avoiding the consolidation thereof has been eliminated.
➢
The financial statements of the consolidated EPE must be prepared according to the same accounting criterion; likewise, when involving operations of the same nature, the accounting policies applied by the consolidating entity must also be used.

➢
When the EPE uses accounting criteria or policies other than those applicable to the consolidating entity, the financial statements of the EPE utilized for consolidation purposes must be consistent with those of the consolidating entity.

Changes that occurred during 2011

During 2011, the Federal Official Gazette published certain modifications to the accounting criteria for Credit Institutions, Brokerage Houses, Regulated Multiple Purpose Financing Entities and Holding Companies of Financial Groups.

The purpose of these changes is to achieve consistency with the NIF and International Financial Reporting Standards and to provide more complete financial information with improved disclosures. Such changes principally affected investments in securities, derivatives and hedging operations, the credit portfolio, and the presentation of the basic financial statements.

1Q.13 | EARNINGS REPORT | 34

The most significant effects of these changes are as follows:

➢
The presentation of the income statement is comprehensively restructured for purposes of compliance with MFRS. The headings of "Other products" and "Other expenses" are eliminated and the items which comprise these headings are now presented within the heading of "Other operating income”.

➢
The accounting standard related to the treatment of collateral granted and received for transactions with derivative financial instruments traded on unrecognized markets. They will be accounted for separately from the margin accounts, and will be recorded in an account receivable or payable, as the case may be.

➢
The valuation of implicit derivatives denominated in foreign currency contained in contracts is not established, when such contracts require payments in a currency that is commonly used to purchase or sale non-financial items in the economic environment in which the transaction is performed (for example, a stable and liquid currency which is commonly used in local transactions or in foreign trade transactions).

➢
In the case of separable hybrid financial instruments, the host contract and the embedded derivative will be presented separately.  Previously, it was established that both should be presented together.  Now the embedded derivative should be presented under the heading of "Derivatives".

➢	In convergence with NIF, the requirement to present the charge to net income for net additions to allowance for loan losses in a discrete line in the cash flow statement is eliminated.
➢	Bulletin A-2 of the Provisions Applicable to Financial Groups is amended to eliminate the provision which indicated that insurance and bonding companies were not subject to consolidation.
➢	Accounting criterion B-6 “Credit portfolio” of the provisions establishes the following:
o
In the case of restructuring and renewals in which multiple loans granted to a given borrower are consolidated into a single loan, which is given a credit rating equal to the lowest rated  loan outstanding from the borrower.

o
In order to demonstrate sustained payment and no longer classify a restructured or renewed loan as overdue, evidence supporting the borrower's payment capacity must be made available to the Commission.

o	The maturity periods used to transfer loans to the overdue portfolio can be monthly, regardless of the number of days of each calendar month, in accordance with the following:

30 days	One month
60 days	Two months
90 days	Three months

o
Current loans other than those involving a single principal payment, the payment of interest periodically or at maturity and which are restructured or renewed at least 80% of the original credit period having elapsed are only considered as current if the borrower has a) paid all accrued interest and b) settled the principal of the original credit amount which should have been paid at the renewal or restructuring date.

If all of the conditions described in the preceding paragraph are not fulfilled, loans are considered overdue from the date on which they are restructured or renewed until evidence of sustained payment is obtained.
Current loans other than those involving a single lump-sum principal payment, periodic payments of interest or a lump-sum payment thereof at maturity and which are restructured or renewed during the final 20% of the original credit period are only considered as current when the borrower has a) settled all accrued interest, b) paid the principal balance due at the renewal or restructuring date and, c) paid 60% of the original loan amount.
If all the conditions described in the preceding paragraph are not fulfilled, credits are considered as overdue from the date on which they are restructured or renewed until evidence of sustained payment is obtained.
o
In the case of loan payments reflecting timely borrower compliance (sustained credit payment), at least 20% of principal or the total amount of any interest accrued under the restructuring or renewal payment scheme must be covered.

o
For loans involving a single principal payment, the periodic payments of interest or a lump sum payment of interest at maturity and which are restructured during the credit period or renewed at any time, are classified as overdue portfolio until evidence of sustained payment is obtained.

1Q.13 | EARNINGS REPORT | 35

o
Loans that are initially classified as revolving and that are restructured or renewed at any time are only considered as current when the borrower has settled all accrued interest, the loan has no overdue payments and the elements needed to justify the debtor's payment capacity are available, i.e., it is highly likely that the debtor will settle the outstanding payment.

o
When a credit line is canceled, the unpaid balance of commissions collected for loans canceled before the end of the 12-month period are directly recognized in the results of the year under the heading of “Commission and fee income”.

o	The incorporation of the commissions for loan restructurings as commissions for the initial granting of the loan, which may be deferred during the new term of the restructured loan.
o
The commissions collected for granting loans must be presented net of the respective costs and expenses under the “Other assets” or “Deferred revenues and other advances” headings, as appropriate. Likewise, annual credit card commissions must also be presented net of the respective costs and expenses.

o
Any deferred charge generated on the acquisition of portfolio should be presented under the heading of "Other assets" and, furthermore, discounts should be presented under the heading of "Deferred revenues and other advances", together with any excess originated on the portfolio acquisitions.

Changes in NIF applicable to the Financial Group

Applicable as of 2013

NIF B-8, Consolidated or Combined Financial Statements
NIF C-7, Investments in associated companies, joint businesses and other permanent investments
NIF C-21, Agreements with joint control

Improvements to the Financial Reporting Standards 2013

Some of the principal changes established in such provisions are as follows:

➢
NIF B-8, Consolidated or Combined Financial Statements- Amends the definition of control. The existence of control over an entity is the basis for consolidation of the financial information. With this new definition and in accordance with the criteria of the revised standard, consolidation may be required of certain previously unconsolidated entities that are controlled by the Entity and, vice versa, the Entity may be required to deconsolidate previously consolidated entities over which the Entity has determined it does not exercise control. This NIF establishes that an entity exercises control when it has power to direct relevant activities and if it is exposed to or has rights to variable returns of another entity and has the ability to influence such returns. Additionally, the NIF introduces the concept of protective rights, which are defined as those rights that are designed to protect the non-controlling investor’s participation, while not granting power to such investor. The standard also incorporates the concepts of principal and agent, wherein the principal is the investor entitled to make decisions on its own behalf, while the agent’s role is limited to  making decisions on behalf of the principal; consequently, the latter cannot be the party who exercises control. The NIF removes the term “special-purpose entity” and introduces  the concept of a structured entity, which is an entity designed in such a way that voting or similar rights are not the determining factor for deciding who has control over it.

➢
NIF C-7, Investments in associated companies, joint businesses and other permanent investments – Establishes that investments in joint businesses should be recognized by applying the equity method and that all the profit and loss effects derived from permanent investments in associated companies, joint businesses and others should be recognized in results under the heading of equity in results of other entities. Requires further disclosures designed to provide greater financial information on the associated companies and joint businesses and eliminates the term specific purpose entity (SPE).

➢	Improvements to NIF 2013 – The principal improvements that generate accounting changes which should be recognized retrospectively in years beginning as of January 1, 2013 are as follows:

1Q.13 | EARNINGS REPORT | 36

o	Bulletin C-9, Liabilities, provisions, contingent assets and liabilities and commitment and

o
Bulletin C-15, Impairment in the value of long-lived assets and their disposal- . If an operation is discontinued, the obligation to restructure any balance sheets of previous periods presented for comparative purposes is eliminated.

o
Bulletin D-5, Leases- Stipulates that non-reimbursable lease payments should be deferred over the lease period and recognized in current earnings upon recognition of revenues and related expenses by the lessor and the lease, respectively.

Furthermore, Improvements to the NIF 2013 that do not generate accounting changes were issued; they mainly establish clearer definitions of terms.

Applicable as of 2012

NIF C-6, Property, Plant and Equipment.- Establishes the requirement to separately depreciate the components that are significant to items of property, plant and equipment, aside from the depreciation of the remainder of the entry as though a single component.

Improvements to Mexican Financial Reporting Standards 2012.- The main improvements that result in accounting changes are as follows:

➢
Bulletin B-14, Earnings per Share.- Requires the calculation and disclosure of diluted earnings per share when the entity has incurred a loss from continuing operations, regardless of whether or not there is net income for the period.

➢
Bulletin C-11, Stockholders’ Equity – Eliminates the rule whereby the contributions received by a company must be recorded under stockholders' equity. These amounts must now be recorded as income in the statement of income.

➢
Bulletin C-15, Impairment in the Value of Long-lived Assets and their Disposal – Eliminates a) the limitation that an asset that is not in use may be classified as held for sale, and b) reversal of goodwill impairment losses. The standard also stipulates that impairment losses related to long-lived assets should be classified in the statement of income within the appropriate cost and expenses line items, and not under other income and expenses, or as a special item.

➢	NIF D-4, Income taxes – Modifies the definition of a deductible temporary difference and taxable accruable temporary difference.

Changes in accounting estimates applicable in 2011

On October 25, 2010 and on October 5, 2011, the Commission issued rulings which modified the provisions, whereby the methodologies applicable to the classification of non-revolving consumer credit portfolio and the housing mortgage credit portfolio, as well as the classification of loans owed by States and Municipalities, in order to change the current model of creating allowances for loan losses based on the incurred loss model to an expected loss model. Such modifications went into effect on March 1 and September 1, 2011, respectively.

The Commission stipulated the recognition in stockholders’ equity at the latest as of March 31 and September 30, 2011, under the heading “Retained earnings”, of the initial cumulative financial effect derived from the application of the classification methods for the non-revolving consumer credit portfolio and the housing credit portfolio, and for loans owed by States and Principalities, respectively.

1Q.13 | EARNINGS REPORT | 37

Grupo Financiero Santander México
Earnings per ordinary share and Earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	MARCH 2013			MARCH 2012			MARCH 2011

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	- weighted -	per share	Earnings	- weighted -	per share

Earnings per share	4,717	6,786,394,913	0.70	5,013	6,786,394,913	0.74	3,452	6,786,394,913	0.51

Treasury stock		(13,401,600)

Diluted earnings per share	4,717	6,772,993,313	0.70	5,013	6,786,394,913	0.74	3,452	6,786,394,913	0.51

Plus (loss) less (profit):

Discontinued operations							(129)
Continued fully diluted earnings per share	4,717	6,772,993,313	0.70	5,013	6,786,394,913	0.74	3,323	6,786,394,913	0.49

1Q.13 | EARNINGS REPORT | 38

Grupo Financiero Santander México
Consolidated Balance Sheet by Segment
Millions of Mexican Pesos

	As of March 31, 2013			As of March 31, 2012
	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities
Assets
Funds Available	37,800	44,609	20,052	32,743	11,222	16,782
Margin Accounts	0	3,830	0	0	4,187	0
Investment in Securities	238	158,392	42,757	103	202,325	67,263
Debit balances under repurchase and resale agreements	0	21,148	0	0	4,484	0
Derivatives	0	94,177	388	0	71,276	715
Valuation adjustments for hedging financial assets	0	0	246	0	0	139
Total loans portfolio	261,455	89,171	1,641	219,537	96,051	2,476
Allowance for loan losses	(11,469)	(457)	(27)	(10,526)	(363)	14
Loan Portfolio (Net)	249,985	88,714	1,614	209,011	95,688	2,490
Other Account Receivables (Net)	3,162	57,086	12,715	2,037	36,781	8,192
Foreclosed assets (Net)	12	1	123	20	1	199
Properties, furniture and equipment (Net)	3,429	578	51	4,596	775	68
Long-term investments in shares	0	0	249	0	0	251
Non-current assets held for sale	0	0	0	0	0	0
Deferred taxes and profit sharing	(0)	0	11,128	0	0	8,255
Other assets	1,670	656	2,036	1,670	668	2,007
Total assets	296,295	469,191	91,358	250,180	427,407	106,361

Liabilities
Savings	270,327	61,604	42,989	258,274	47,840	18,996
Bank bonds	0	1,594	34,578	0	1,234	20,260
Bank and other loans	13,870	208	17,016	10,461	55	10,856
Credit balances under repurchase and resale agreements	9,664	100,944	5,691	9,173	154,932	25,195
Guarantees sold or pledged	0	18,130	0	0	14,104	0
Derivatives	0	91,132	1,619	0	69,266	1,026
Other accounts payable	12,388	70,809	751	15,196	32,025	426
Deferred credits and advanced collections	1,012	0	0	1,385	0	(0)
Discontinued operations	0	0	0	0	0	0
Total Liabilities	307,260	344,421	102,644	294,489	319,455	76,760
Total Stockholders' Equity	29,851	10,334	62,334	25,745	11,103	56,396
Total Liabilities and Stockholders' Equity	337,111	354,755	164,978	320,234	330,558	133,156

1Q.13 | EARNINGS REPORT | 39

Grupo Financiero Santander México
Income Statement by Segment
Millions of Mexican Pesos

	As of March 31, 2013			As of March 31, 2012
	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities

Net interest income before provisions	7,081	683	872	5,983	940	1,183
Provisions for loan losses, net	(2,789)	0	(15)	(1,925)	(13)	(31)
Net interest income after provisions	4,292	683	857	4,058	928	1,152
Commissions, net	2,888	467	(26)	2,498	500	(35)
Intermediation result	168	789	98	151	538	65
Other operating income (expenses)	461	2	(82)	799	(0)	(129)
Administrative and promotion expenses	(4,758)	(554)	(8)	(3,967)	(511)	3
Operating Income	3,051	1,387	838	3,539	1,454	1,057
Equity in results of non-consolidated subsidiaries and associated companies	(0)	0	15	0	0	18
Income before income taxes	3,051	1,387	853	3,540	1,454	1,075

Segment information has been prepared according to the classifications used in Grupo Santander at secondary level, based in the type of developed business:

Commercial Banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global Wholesale Banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate Activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

1Q.13 | EARNINGS REPORT | 40

Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of March 31, 2012
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	87,432	-	1,365	168	1,534
Risk "A-1"	195,479	921	-	-	921
Risk "A-2"	24,401	236	-	-	236
Risk "B"	12,258	-	444	320	764
Risk "B-1"	16,961	287	310	-	598
Risk "B-2"	22,772	146	1,878	-	2,024
Risk "B-3"	3,528	400	-	-	400
Risk "C"	5,622	-	1,744	195	1,938
Risk "C-1"	155	39	-	-	39
Risk "C-2"	306	124	-	-	124
Risk "D"	3,318	418	1,872	57	2,347
Risk "E"	791	548	285	17	850
Total rated portfolio	373,023	3,120	7,899	757	11,776

Exceptions	4,420

Total	377,443	3,120	7,899	757	11,776

Provisions created					11,954
Complementary provisions					178

Notes:

1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of March 31, 2013.

2.
Loan Portfolio is graded according to the rules for loan portfolio rating issued by the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the methodology established by CNBV. In the case of commercial and mortgages portfolio, such rating may be performed following internal methodologies authorized by CNBV.  The institution utilizes a proprietary methodology from June 2009, for a portion of the commercial portfolio, i.e. the companies segment, and the standard methodology of CNBV for the rest of the portfolio.
On July 31, 2009, the Bank implemented new rules for grading revolving consumer credit to be applied from August, 2009, as it is explained in Annex 31.
From March 2011, the Bank implemented new rules for grading non-revolving consumer credits and mortgages.
From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.

3.
Reserves created in excess are explained by the following: The Bank maintains additional reserves to the ones necessary pursuant to the loan portfolio grading process authorized by CNBV, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the CNBV in Official Letter No. 601DGSIF"C"-38625, for an amount of $33.8 million pesos, as well as to cover the cost of Governmental Programs.

1Q.13 | EARNINGS REPORT | 41

Annex 2
Financial Ratios

Grupo Financiero Santander México
Percentages

	1Q13	4Q12	1Q12	2013	2012

Past Due Loans Ratio	1.8	1.7	1.4	1.8	1.7

Past Due Loans Coverage	185.6	190.1	248.7	185.6	190.1

Operative Efficiency	2.6	3.2	2.4	2.6	2.6

ROE	18.8	13.7	22.1	18.8	18.7

ROA	2.3	1.7	2.6	2.3	2.3

Capitalization Ratio:
Credit Risk	23.8	23.8	24.9	23.8	23.8
Credit, Market and operations risk	15.6	14.8	14.3	15.6	14.8

Liquidity	117.0	104.3	131.8	117.0	104.3

NIM (Net Interest Margin)	3.3	3.4	3.5	3.2	3.4

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB.

PAST DUE LOANS RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

PAST DUE LOAN COVERAGE = Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

OPERATING EFFICIENCY = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

1Q.13 | EARNINGS REPORT | 42

Grupo Financiero Santander México
Notes to financial statements as of March 31, 2012
(Millions of pesos, except for number of shares)

1. Financial Instruments

Financial instruments are constituted as follows:

Accounting Value
Trading Securities:
Bank Securities	2,422
Government Securities	143,741
Private shares	1,433
Shares	11,260
158,857

Securities available for sale:
Bank Securities	502
Government Securities	31,479
Other	5,403
37,384

Securities held until maturity:
Government securities (Cetes especiales)	5,147
5,147

Total Financial Instruments	201,388

2. Repurchase and resale agreements

The repurchase and resale agreements portfolio is constituted as follows:

Net balance
Debit Balances
Bank Securities	3,451
Government Securities	17,697
Total	21,148

Credit balances
Bank Securities	605
Government Securities	113,841
Private Securities	1,853
Total	116,299
(95,151)

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

1Q.13 | EARNINGS REPORT | 43

Issuer / Series	Maturity date	% Rate	Book Value

MX2PPE050004	16-Jul-15	9.91%	3,804
US71656MAF68	28-Sep-15	3.88%	90
US706451BF73	15-Dic-15	1.43%	1,560
		Total	5,454

Tier 1 Capital as of March, 2013			78,536
5 % of Tier 1 Capital			3,927

4. Derivative Financial Instruments

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of March 31, 2013, are as follows:

Swaps
Interest Rate	3,037,426
Foreign Exchange	583,238

Futures	Buy	Sell
Interest Rate	0	477,277
Foreign Exchange	685	0
Index	667	7,447

Forward Contracts
Interest Rate	1,000	0
Foreign Exchange	258,458	4,286
Securities	683	2,871

Options	Long	Short
Interest Rate	170,218	214,265
Foreign Exchange	10,628	11,103
Indexes	4,385	4,187
Securities	5,438	5,111

Total for trading	4,072,826	726,547

Hedge
Cash Flow
Interest Rate Swaps	13,935
Foreign Exchange Swaps	24,067

Fair Value
Interest Rate Swaps	8,339
Foreign Exchange Swaps	2,439

Total for hedge	48,779

Total Financial Instruments	4,121,605	726,547

1Q.13 | EARNINGS REPORT | 44

5. Loan Portfolio

The loan portfolio, by type of loan and currency, as of March 31, 2013, is constituted as follows:

		Amount
	Pesos	USA Dlls	UDIS	Total

Current loan portfolio

Commercial or business activities	140,910	34,468	1	175,379
Financial entities	451			451
Governmental entities	24,895	12,746		37,641
Commercial loans	166,256	47,214	1	213,471
Consumer loans	61,905	0	0	61,905
Mortgages	68,098	854	1,497	70,449
Total	296,259	48,068	1,498	345,825

6. Past Due Loans

		Amount
Past Due Loans	Pesos	USD	UDIS	Total

Commercial or business activities	1,742		73	1,815
Governmental entities	8			8
Commercial loans	1,750	0	73	1,823
Past due consumer loans	2,261	0	0	2,261
Past due mortgages	1,884	227	247	2,358
Total	5,895	227	320	6,442

The analysis of movements in past due loans from January 1 to March 31, 2013, is as follows:

Balance as of December 31, 2012		6,093

Plus: Transfer from current loan portfolio to past due loans		4,325

Collections
Cash	(793)
Normalization	(712)
Awards	0	(1,505)

Restructured loans		(71)

Charges off		(2,400)

Balance as of March 31, 2013		6,442

1Q.13 | EARNINGS REPORT | 45

7. Allowances for loan losses

The movements in the provision for loan losses, from January 1st. to March 31, 2013, are as follows:

Balance as of December 31, 2012	11,580

Provisions for credit losses	2,804
Provisions for credit losses recorded against shareholders' equity	(12)
Charge-offs	(2,400)
Others	(18)
Balance as of March 31, 2013	11,954

The table below presents a summary of charge-offs by type of product as of March 31, 2013:

Product	Charge-offs	Debit Relieves	Total	%

First Quarter
Commercial Loans	464	5	469	19.56
Mortgage	213	3	216	9.01
Credit Card	893	36	928	38.68
Consumer loans	765	21	787	32.75
Total	2,335	65	2,400	100.00

2013
Commercial Loans	464	5	469	19.56
Mortgage	213	3	216	9.01
Credit Card	893	36	928	38.68
Consumer loans	765	21	787	32.75
Total	2,335	65	2,400	100.00

Allowances for Loan Losses from the Commerce Fund

Pursuant to the Commission's authorization in Official Bulletin No.  601-I-DGSIF "C" - 38625 issued on March, 2001; as of March 31, 2013, there are MX$47 million in allowances for loan losses from the commerce fund, which resulted from the reestructuring process of Grupo Financiero Santander. As of December 31, 2012, such allowances totaled Mx$ $55.

During the first quarter of 2012, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans charge-offs	8
Udis reserves actualization and f/x effects	0
8

As part of the Commission's authorization for these reserves, in case there are exit loan portfolio recoveries from previously charged off loans, these recoveries will be recorded in the income statement. During the period, charges due to income statement due to recoveries of previously charge off loans amounted Mx$12.

1Q.13 | EARNINGS REPORT | 46

8. Problematic Loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.

As of March 31, 2013, the accounts receivable from the federal government are $349, regarding the early termination of benefit programs granted to bank debtors.

Early termination of the support programs for debtors

On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995- 1998, derived from restructuring of loans, as follows:

1.	Support Program for Mortgages Debtors (Support Program);

2.	Support Program for the Construction of Housing, in the stage of individual loans (Support Program), and

3.	Agreement on benefits for Mortgages Debtors (Discounts Program)

The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the Commission. The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de México, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the Commission, and they shall comply with all the comments and corrections made by such Commission and they shall deliver all the information requested by the Commission for the fulfillment of the agreement.

Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

10. Average Interest Rates paid on deposits

The average interest rates paid on deposits during March, 2013, is as follows:

	Pesos	USD

Average balance	156,926	19,080
Interest	600	1
Rate	1.5305%	0.0296%

1Q.13 | EARNINGS REPORT | 47

11. Bank and other Loans

As of march 31, 2013, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	Rate	Maturity

Loans in Mexican pesos

Banco de México	3,115	4.03%	From 1 to 4 days
Bank loans	1,505	5.41%	From 4 days to 3 months
Public fiduciary funds	5,330	4.29%	From 2 days to 17 years
Government loans	3,151	5.33%	From 1 day to 6 years
Total	13,101

Loans in foreign currency

Foreign bank loans	8,551	1.21%	From 28 days to 8 years
Call money	6,858	0.39%	2 days
Bank loans	1,607	0.42%	1 day
Public fiduciary funds	765	0.96%	From 2 days to 4 years
Development bank loans	133	2.43%	From 4 days to 4 years
Total	17,914

Total Loans	31,015
Accrued Interests	79

Total	31,094

1Q.13 | EARNINGS REPORT | 48

12. Current and Deferred Taxes

Current taxes as of March 31, 2013

Income Tax	271
Deferred taxes	(279)	(1)
Total Bank	(8)
Current-deferred taxes from other subsidiaries	582
Total Financial Group	574

(1) Deferred taxes are broken down as follows:

Global provision	(388)
Fixed Asset	(79)
Net effect from financial instruments	8
Accrued Liabilities	177
Other	3
Total Bank	(279)
Provision for loan losses of subsidiaries, net effect	(281)
Others, subsidiaries	39
Total deferred tax, Financial Group	(521)

As of March 31, 2013, Deferred Assets are registered at 82.95% and Deferred Liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	10,312
Other concepts	3,102
Total Deferred Tax (net)	13,414

Deferred taxes registered in balance sheet accounts	11,127
Deferred taxes registered in memorandum accounts	2,287

13. Other operating income (expenses)
The main items that constitute the balance of Other Income (Expenses) account, as of March 31, 2013, are the following:

Concept:
Recoveries of previously charged-off	527
Cancellation of liabilities and reserves	67
Interest on personnel loans	33
Technical Advisory	24
Portfolio recovery legal expenses and costs	(77)
Write-offs and bankruptcies	(179)
Provision for legal and tax contingencies	(62)
IPAB (indemnity) provisions and payments	(2)
Foreclosed assets reserve	(5)
Income from sale of foreclosed assets	30
Others	25
381

1Q.13 | EARNINGS REPORT | 49

14. Capitalization Ratio

Banco Santander (México), S.A.

Table I.1
Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation
Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	results from previous fiscal years	51,025
3	other elements of comprehensive income (and other reserves)	14,721
4	capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	100,543
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding Deferred profit taxes debited)	1,589
9	Other intangibles other than rights to mortgage rights (net of its corresponding Deferred profit taxes debited)	2,005
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of Deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments.	64
12	Reserves to be constituted	0
13	Benefits over remnant of securitisation transactions.	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	investments in proprietary shares	10
17 (conservative)	Reciprocal investments in ordinary capital	33
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
19 (conservative)	significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of Deferred taxes debited)	0
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences.
26	National regulation adjustments	19,589
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets for the purchase of securitisation positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0

1Q.13 | EARNINGS REPORT | 50

E	of which: investments in related corporations	16,753
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	698
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	2,138
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	23,291
29	Level 1 Common Capital (CET1)	77,252
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital

40 (conservative)
significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	level 1 capital (T1 = CET1 + AT1)	77,252
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	0
47	capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	reserves	1,283
51	Level 2 capital before regulation adjustments	1,283
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital

1Q.13 | EARNINGS REPORT | 51

53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

55 (conservative)
significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	1,283
59	Total stock (TC = T1 + T2)	78,536
60	Assets weighted by total risk	503,213
	capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	15.35%
62	Level 1 Stock (as percentage of assets weighted by total risks)	15.35%
63	Total capital (as percentage of assets weighted by total risks)	15.61%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	8.35%
	National minimums (if other than those of Basilea 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basilea 3)
71	National minimum reason of TC (if different than the minimum established by Basilea 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	5,534
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	1,283
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	3,099
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
	Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

1Q.13 | EARNINGS REPORT | 52

Table II.1
Impact in Net Capital due to the procedure provided by Article 2 Bis 9 of CUB

Capital Concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Basic Capital 1	77,252	15.35%	0	77,252	15.35%
Basic Capital 2	0	0.00%	0	0	0.00%
Basic Capital	77,252	15.35%	0	77,252	15.35%
Complementary Capital	1,283	0.26%	0	1,283	0.26%
Net Capital	78,536	15.61%	0	78,536	15.61%
Assets Weighted Subject to Total Risks (APSRT)	503,213	Not applicable	Not applicable	503,213	Not applicable
Capitalization Index	15.61%	Not applicable	Not applicable	15.61%	Not applicable

1Q.13 | EARNINGS REPORT | 53

Table III.1
Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	856,577
BG1	Available	102,435
BG2	Margin accounts	3,102
BG3	investment in securities	200,185
BG4	Repurchase debtors	19,240
BG5	Securities loan	0
BG6	Derivatives	94,566
BG7	Valuation adjustments for financial assets hedging	246
BG8	Total credit portfolio (net)	331,331
BG9	Benefits to be received in securitisation transactions	0
BG10	Other accounts receivable (net)	72,168
BG11	Assets awarded (net)	66
BG12	Real property, furniture and equipment (net)	4,042
BG13	Permanent investments	19,057
BG14	Long term assets available for sale	0
BG15	Deferred taxes and PTU (net)	5,534
BG16	other assets	4,606
	Liability	756,099
BG17	Traditional savings	413,221
BG18	Interbank loans and from other entities	31,094
BG19	Repurchase creditors	117,168
BG20	Securities loan	0
BG21	Sold or pledged collaterals	18,130
BG22	Derivatives	92,753
BG23	Valuation adjustments for financial liability hedging	0
BG24	Obligations in securitisation transactions	0
BG25	Other accounts payable	82,984
BG26	Outstanding subordinated obligations	0
BG27	Deferred taxes and PTU (net)	0
BG28	Deferred credits and early collection	750
	Shareholders' Equity	100,479
BG29	Paid-in capital	34,798
BG30	Earned capital	65,681
	Accounts in order	4,360,198
BG31	Guarantees granted	0
BG32	contingent assets and liabilities	29,449
BG33	Credit compromises	61,897
BG34	Property in trust or mandate	127,425
BG35	Federal Government financial agent	0
BG36	Property under guardianship or receivership	3,492,125
BG37	Collaterals received and sold or given in guarantee by the entity	160,247
BG38	Collaterals received and sold or given in guarantee by the entity	122,394
BG39	Investment banking transactions on account of third parties (net)	0
BG40	Accrued interest not collected resulting from the expired credit portfolio	1,130
BG41	other registry accounts	365,531

1Q.13 | EARNINGS REPORT | 54

Table III.2
Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,589	BG16= 4.606,460 Minus deferred charges and early payments: 698,199; early payments that are computed as risk assets. 266,011; intangibles 1,588,618; other assets are computed as risk assets 48,247
2	Other Intangibles	9	2,005
BG16= 4,606,460 Minus: deferred charges and early payments 698,199; early payments that are computed as risk assets 266,011 ; intangibles 1,588,618; other assets that are computed as risk assets 48,247

3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitisation transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0
6	Investment in shares of the institution	16	10	BG3= 200,184,642 Minus: Reciprocal investments in common capital 33,144; securities investments computed as risk assets 200,141,646
7	Reciprocal investments in common capital	17	33	BG3= 200,184,642 Minus: Investments in the Institution's shares 9,852; investments in securities computed as risk assets 200,141,646

1Q.13 | EARNINGS REPORT | 55

8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	0
13	Reserves acknowledged as complementary capital	50	1,283	BG 8= Credit Portfolio (gross) 332,614,301
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 19,057,323 Minus: Permanent investments in subsidiaries 18,891,013: permanent investments in related 142,066; other investments that are computed as risk assets 24,233
16	Investments in related companies	26 - E	16,753	BG13= 19,057,323 Minus: Permanent investments in subsidiaries 2,137,927; permanent investments in related 142,077; other investments that are computed as risk assets 24,233
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0
20	Deferred charges and instalments	26 - J	698	BG16= 4,606,460 Minus: early payments that are computed as risk assets 266,011; intangibles 3,594,003; other assets that are computed as risk assets 48,247
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	2,138	BG13= 19,057,323 Minus: permanent investments in subsidiaries 16,753,086; permanent investments in related 142,077; other investments that are computed as risk assets 24,233

1Q.13 | EARNINGS REPORT | 56

	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15
28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as basic capital 2	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitory that compute as complementary capital	46
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Result of previous years	2	51,025	BG30= 65,680,847 Minus: other earned capital elements 14,720,537; result by assessment of cash flow instruments (64,410)
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	14,721	BG30= 65,680,847 Minus: Result of previous years 51,024,721; result by assessment of cash flow instruments (64,410)
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11	-64	BG30= 65,680,847 Minus: result of previous years 51,024,721; other earned capital elements 14,720,537
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
	Accounts in order
43	Positions in First Losses Schemes	26 - K
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitisation positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56

1Q.13 | EARNINGS REPORT | 57

Table IV.1
Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	98,450	7,876
Transactions with debt instruments in national currency with surtax and reviewable rate	5,522	442
transactions in national currency with real rate or denominated in UDIs	9,100	728
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	2,868	229
Positions in UDIs or with yield referred to INPC	80	6
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	13	1
Transactions in foreign currency with nominal rate	5,431	434
Positions in foreign currency or with yield indexed to the exchange rate	981	78
Positions in shares or with yield indexed to the price of one share or set of shares	358	29

Table IV.2
Assets weighted subject to credit risk by risk group

Concept	Assets weighted by risk	Capital Requirement
Group III (weighted to 10%)	199	16
Group III (weighted to 11.5%)	3	0
Group III (weighted to 11.5%)	21,464	1,717
Group III (weighted to23%)	5,720	458
Group III (weighted to 50%)	614	49
Group III (weighted to 57.5%)	6,884	551
Group III (weighted to 100%)	10	1
Group III (weighted to 115%)	0	18
Group IV (weighted to 20%)	5,980	460
Group V (weighted to 20%)	341	27
Group V (weighted to 50%)	535	43
Group V (weighted to 115%)	8,032	643
Group V (weighted to 150%)	14	7
Group VI (weighted to 50%)	13,319	1,066
Group VI (weighted to 75%)	6,444	516
Group VI (weighted to 100%)	16,560	1,325
Group VII-A (weighted to 20%)	14,400	1,147
Group VII-A (weighted to 23%)	19	2
Group VII-A (weighted to 50%)	13,039	1,043
Group VII-A (weighted to 57.5%)	329	26
Group VII-A (weighted to 100%)	134,742	10,779
Group VII-A (weighted to115%)	2,619	210
Group VII-B (weighted to 100%)	8,989	719
Group VIII (weighted to 125%)	1,847	148
Group IX (weighted to 100%)	47,291	3,783
Group X (weighted to 1250%)	306	24
Other Assets (weighted to 100%)	20,125	1,610

1Q.13 | EARNINGS REPORT | 58

Table IV.3
Assets weighted subject to operational risk

Assets weighted by risk	Capital Requirement
50,582	4,047

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
34,490	26,977

Table V.1
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A

1Q.13 | EARNINGS REPORT | 59

Yields/Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

1Q.13 | EARNINGS REPORT | 60

Table V.1
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields/Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

1Q.13 | EARNINGS REPORT | 61

Casa de Bolsa Santander, S.A. de C.V.

	Amount of equivalent positions	Capital Requirement
I. ASSETS RISK
MARKET RISK
Transactions in Mexican pesos with nominal rate	101	8
Stock positions or rate referred to the price of a stock or group of stocks	1,563	125
	1,664	133

CREDIT RISKS
Group II ( weighted at 20% )	25	2
Group III (weighted at 100% )	449	36
	474	38

OPERATION RISKS	253	20

TOTAL REQUIREMENTS
Net requirement on market risk	1,664	133
Requirement on credit risk	474	38
Requirement on operations risk	253	20
	2,391	191

II. CAPITAL INTEGRATION

BASIC CAPITAL
Stockholders' Equity	1,566
Subordinated Debentures and capitalization securities	0
Total Stockholders' Equity	1,566
Less:
Investment in shares of financial entities	62
Investment in non-financial shares	1
Total Basic Capital	1,502

SUPPLEMENTARY CAPITAL
Debentures and capitalization securities	0
Provisions for general credit risks	0
GLOBAL CAPITAL	1,502

III. INDICE DE CAPITALIZACIÓN

Global Capital / Required Capital	7.85
Basic Capital / Assets subject to credit, market and operation risk	62.83
Global capital /Assets subject to credit risk	316.83
Global Capital / Assets subject to credit, market and operation Risk	62.83

1Q.13 | EARNINGS REPORT | 62

Santander Consumo, S.A. de C.V., SOFOM, E.R.

Table I.1
Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	5,183
2	results from previous fiscal years	6,347
3	other elements of comprehensive income (and other reserves)	1,861
4	capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	13,392
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding Deferred profit taxes debited)	0
9	Other intangibles other than rights to mortgage rights (net of its corresponding Deferred profit taxes debited)	0
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of Deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments.	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitisation transactions.	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	investments in proprietary shares	0
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital capital (amount that exceeds the 10% threshold)	0
19 (conservative)	significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital capital (amount that exceeds the 10% threshold)	0
20 (conservative)	rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of Deferred taxes debited)	3,647
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences.
26	National regulation adjustments	0
A	of which: Other elements of wholesome profit (and other reserves)	0

1Q.13 | EARNINGS REPORT | 63

B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets for the purchase of securitisation positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	0
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	0
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	0
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	3,647
29	Level 1 Common Capital (CET1)	9,745
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital capital

40 (conservative)
significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital capital

41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	level 1 capital (T1 = CET1 + AT1)	9,745

1Q.13 | EARNINGS REPORT | 64

	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	0
47	capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	reserves	727
51	Level 2 capital before regulation adjustments	727
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital capital (amount exceeding the 10% threshold)

55 (conservative)
significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital capital

56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	727
59	Total stock (TC = T1 + T2)	10,472
60	Assets weighted by total risk	76,565
	capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	12.73%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.73%
63	Total capital (as percentage of assets weighted by total risks)	13.68%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	5.73%
	National minimums (if other than those of Basilea 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basilea 3)
71	National minimum reason of TC (if different than the minimum established by Basilea 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	1,339

1Q.13 | EARNINGS REPORT | 65

Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	1,676
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	727
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

Table II.1
Impact in Net Capital due to the procedure provided by Article 2 Bis 9 of CUB

Capital Concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Basic Capital 1	9,745	12.73%	0	9,745	12.73%
Basic Capital 2	0	0.00%	0	0	0.00%
Basic Capital	9,745	12.73%	0	9,745	12.73%
Complementary Capital	727	0.95%	0	727	0.95%
Net Capital	10,472	13.68%	0	10,472	13.68%
Assets Weighted Subject to Total Risks (APSRT)	76,565	Not applicable	Not applicable	76,565	Not applicable
Capitalization Index	13.68%	Not applicable	Not applicable	13.68%	Not applicable

1Q.13 | EARNINGS REPORT | 66

Table III.1
Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	63,876
BG1	Available	2,003
BG2	Margin accounts	0
BG3	investment in securities	7
BG4	Repurchase debtors	0
BG5	Securities loan	0
BG6	Derivatives	0
BG7	Valuation adjustments for financial assets hedging	0
BG8	Total credit portfolio (net)	56,163
BG9	Benefits to be received in securitisation transactions	0
BG10	Other accounts receivable (net)	717
BG11	Assets awarded (net)	0
BG12	Real property, furniture and equipment (net)	0
BG13	Permanent investments	0
BG14	Long term assets available for sale	0
BG15	Deferred taxes and PTU (net)	4,986
BG16	other assets	-0
	Liability	50,485
BG17	Traditional savings	0
BG18	Interbank loans and from other entities	48,466
BG19	Repurchase creditors	0
BG20	Securities loan	0
BG21	Sold or pledged collaterals	0
BG22	Derivatives	0
BG23	Valuation adjustments for financial liability hedging	0
BG24	Obligations in securitisation transactions	0
BG25	Other accounts payable	1,451
BG26	Outstanding subordinated obligations	0
BG27	Deferred taxes and PTU (net)	0
BG28	Deferred credits and early collection	567
	Shareholders' Equity	13,392
BG29	Paid-in capital	5,183
BG30	Earned capital	8,209
	Accounts in order	157,870
BG31	Guarantees granted	0
BG32	contingent assets and liabilities	0
BG33	Credit compromises	93,586
BG34	Property in trust or mandate	0
BG35	Federal Government financial agent	0
BG36	Property under guardianship or receivership	0
BG37	Collaterals received and sold or given in guarantee by the entity	0
BG38	Collaterals received and sold or given in guarantee by the entity	0
BG39	Investment banking transactions on account of third parties (net)	0
BG40	Accrued interest not collected resulting from the expired credit portfolio	173
BG41	other registry accounts	64,112

1Q.13 | EARNINGS REPORT | 67

Table III.2
Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Activo
1	Commercial Credit	8	0
2	Other Intangibles	9	0
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitisation transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0
6	Investment in shares of the institution	16	0
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	3,647	BG15= 4,986,184 Minus: Excess the limit of 10% computed as risk assets 1,339,162
13	Reserves acknowledged as complementary capital	50	727	BG 8= Credit Portfolio (gross) 56,890,510
14	Investments in subordinated debt	26 - B	0

1Q.13 | EARNINGS REPORT | 68

15	Investments in multilateral entities	26 - D	0
16	Investments in related companies	26 - E	0
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0
20	Deferred charges and installments	26 - J	0
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	0
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15
28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as basic capital 2	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitory that compute as complementary capital	46
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	5,183	BG29
35	Result of previous years	2	6,347	BG30= 8,208,622 Minus: other earned capital elements 1,861,297
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	1,861	BG30= 8,208,622 Minus: Result of previous years 6,347,324
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46

1Q.13 | EARNINGS REPORT | 69

40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11	0
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
Accounts in order
43	Positions in First Losses Schemes	26 - K
Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitisation positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56

Table IV.1
Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	8,529	682
Transactions with debt instruments in national currency with surtax and reviewable rate	0	0
transactions in national currency with real rate or denominated in UDIs	0	0
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	0	0
Positions in UDIs or with yield referred to INPC	0	0
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	0	0
Transactions in foreign currency with nominal rate	0	0
Positions in foreign currency or with yield indexed to the exchange rate	0	0
Positions in shares or with yield indexed to the price of one share or set of shares	0	0

1Q.13 | EARNINGS REPORT | 70

Table IV.2
Assets weighted subject to credit risk by risk group

Concept	Assets weighted by risk	Capital Requirement
Group II (weighted to 120%)	401	32
Group V (weighted to 115%)	56,116	4,489
Group VI (weighted to 120%)	1	0
Group VII-A (weighted to 57.5%)	2	0
Group VII-B (weighted to 115%)	968	77
Group VIII (weighted to 125%)	2,043	163

Table IV.3
Assets weighted subject to operational risk

Assets weighted by risk	Capital Requirement
8,505	680

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
4,536	13,421

Table V.1
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	N.A
2	ISIN, CUSIP or Bloomberg Identifier	N.A
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$5,183,001,821.00
9	Instrument's par value	$1.00
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A

1Q.13 | EARNINGS REPORT | 71

Yields/Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Santander Hipotecario, S.A. de C.V., SOFOM, E.R.

Table I.1
Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	7,269
2	results from previous fiscal years	(4,312)
3	other elements of comprehensive income (and other reserves)	367
4	capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	3,323
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding Deferred profit taxes debited)	0
9	Other intangibles other than rights to mortgage rights (net of its corresponding Deferred profit taxes debited)	0
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of Deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments.	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitisation transactions.	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0

1Q.13 | EARNINGS REPORT | 72

16 (conservative)	investments in proprietary shares	0
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital capital (amount that exceeds the 10% threshold)	0
19 (conservative)	significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital capital (amount that exceeds the 10% threshold)	0
20 (conservative)	rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of Deferred taxes debited)	317
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences.
26	National regulation adjustments	0
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets for the purchase of securitisation positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	0
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	0
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	0
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	317
29	Level 1 Common Capital (CET1)	3,006
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0

1Q.13 | EARNINGS REPORT | 73

35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital capital

40 (conservative)
significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital capital

41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	level 1 capital (T1 = CET1 + AT1)	3,006
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	0
47	capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	reserves	41
51	Level 2 capital before regulation adjustments	41
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital capital (amount exceeding the 10% threshold)

55 (conservative)
significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital capital

56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	41
59	Total stock (TC = T1 + T2)	3,047
60	Assets weighted by total risk	25,388
	capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.84%
62	Level 1 Stock (as percentage of assets weighted by total risks)	11.84%
63	Total capital (as percentage of assets weighted by total risks)	12.00%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%

1Q.13 | EARNINGS REPORT | 74

65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	4.84%
National minimums (if other than those of Basilea 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basilea 3)
71	National minimum reason of TC (if different than the minimum established by Basilea 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	332
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	41
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	188
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

1Q.13 | EARNINGS REPORT | 75

Table II.1
Impact in Net Capital due to the procedure provided by Article 2 Bis 9 of CUB

Capital Concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Basic Capital 1	3,006	11.84%	0	3,006	11.84%
Basic Capital 2	0	0.00%	0	0	0.00%
Basic Capital	3,006	11.84%	0	3,006	11.84%
Complementary Capital	41	0.16%	0	41	0.16%
Net Capital	3,047	12.00%	0	3,047	12.00%
Assets Weighted Subject to Total Risks (APSRT)	25,388	Not applicable	Not applicable	25,388	Not applicable
Capitalization Index	12.00%	Not applicable	Not applicable	12.00%	Not applicable

Table III.1
Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	21,963
BG1	Available	85
BG2	Margin accounts	0
BG3	investment in securities	0
BG4	Repurchase debtors	0
BG5	Securities loan	0
BG6	Derivatives	0
BG7	Valuation adjustments for financial assets hedging	0
BG8	Total credit portfolio (net)	19,633
BG9	Benefits to be received in securitisation transactions	0
BG10	Other accounts receivable (net)	1,211
BG11	Assets awarded (net)	70
BG12	Real property, furniture and equipment (net)	7
BG13	Permanent investments	0
BG14	Long term assets available for sale	0
BG15	Deferred taxes and PTU (net)	649
BG16	other assets	308

1Q.13 | EARNINGS REPORT | 76

	Liability	18,640
BG17	Traditional savings	0
BG18	Interbank loans and from other entities	18,348
BG19	Repurchase creditors	0
BG20	Securities loan	0
BG21	Sold or pledged collaterals	0
BG22	Derivatives	0
BG23	Valuation adjustments for financial liability hedging	0
BG24	Obligations in securitisation transactions	0
BG25	Other accounts payable	291
BG26	Outstanding subordinated obligations	0
BG27	Deferred taxes and PTU (net)	0
BG28	Deferred credits and early collection	1
	Shareholders' Equity	3,323
BG29	Paid-in capital	7,269
BG30	Earned capital	(3,946)
	Accounts in order	53,161
BG31	Guarantees granted	0
BG32	contingent assets and liabilities	0
BG33	Credit compromises	0
BG34	Property in trust or mandate	2,110
BG35	Federal Government financial agent	0
BG36	Property under guardianship or receivership	30,604
BG37	Collaterals received and sold or given in guarantee by the entity	0
BG38	Collaterals received and sold or given in guarantee by the entity	0
BG39	Investment banking transactions on account of third parties (net)	0
BG40	Accrued interest not collected resulting from the expired credit portfolio	99
BG41	other registry accounts	20,348

1Q.13 | EARNINGS REPORT | 77

Table III.2
Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	0
2	Other Intangibles	9	0
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitisation transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0
6	Investment in shares of the institution	16	0
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	317	BG15= 649 Minus: Excess the limit of 10% computed as risk assets 332
13	Reserves acknowledged as complementary capital	50	41	BG 8= Credit Portfolio (gross) 19,675
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0
16	Investments in related companies	26 - E	0
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0
20	Deferred charges and installments	26 - J	0
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	0

1Q.13 | EARNINGS REPORT | 78

	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15
28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as basic capital 2	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitory that compute as complementary capital	46
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	7,269	BG29
35	Result of previous years	2	-4,312	BG30= (3,946) Minus: other earned capital elements 366,947
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	367	BG30= (3,946) Minus: Result of previous years (4,312)
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11	0
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
	Accounts in order
43	Positions in First Losses Schemes	26 - K
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitisation positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56

1Q.13 | EARNINGS REPORT | 79

Table IV.1
Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	7,106	569
Transactions with debt instruments in national currency with surtax and reviewable rate	0	0
transactions in national currency with real rate or denominated in UDIs	792	63
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	0	0
Positions in UDIs or with yield referred to INPC	1	0
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	0	0
Transactions in foreign currency with nominal rate	240	19
Positions in foreign currency or with yield indexed to the exchange rate	91	7
Positions in shares or with yield indexed to the price of one share or set of shares	0	0

Table IV.2
Assets weighted subject to credit risk by risk group

Concept	Assets weighted by risk	Capital Requirement
Group II (weighted to 120%)	16	1
Group V (weighted to 20%)	5,099	408
Group V (weighted to 50%)	3,011	241
Group V (weighted to 115%)	4,203	336
Group VI (weighted to 120%)	1	0
Group VII-B (weighted to 115%)	1,573	126
Group VIII (weighted to 125%)	2,014	161

Table IV.3
Assets weighted subject to operational risk

Assets weighted by risk	Capital Requirement
1,240	99

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
1,853	661

1Q.13 | EARNINGS REPORT | 80

Table V.1
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	N.A
2	ISIN, CUSIP or Bloomberg Identifier	N.A
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$7,227,476,750.00
9	Instrument's par value	$1,000.00
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields/Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

1Q.13 | EARNINGS REPORT | 81

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of March 31, 2013, is provided:

  - At March 31, 2013 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $14,829.4, representing the 19.87% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that the institution offers to clients; that is, the funds obtained from check accounts and term deposits from customers.

With respect to external sources of liquidity, the institution has several mechanisms of access to debt and capital markets, i.e., the bank obtains resources via the issue of debt securities, loans to other institutions, including the <central Bank and international institutions, as well as the issue of subordinate debt and other capital securities.

The bank may obtain liquidity also via repurchase and resale agreements on securities (reportos) possessed by the bank. Also, the bank may obtain funds via the sale of assets.

17. Dividends Policy

The institution performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by the Institution. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

18. Treasury Policies

The activities of the bank’s treasury are performed pursuant to the following:

a)
In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)
Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.96%
Gestión Santander, S.A. de C.V.	99.99%

1Q.13 | EARNINGS REPORT | 82

20. Internal Control

The activities of Grupo Financiero Santander are governed by a series of guidelines established by Banco Santander (España), the holding company of Grupo Financiero Santander, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, the Group has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction for Media

➢	Deputy General of Human Resources

➢	Counsel for Legal Affairs

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars and Small Enterprises Banking

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

▪	Deputy General Director of Credit

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Institutional Relations and Communications

▪	Executive Direction of Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of the group.

The Organization area, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of the Bank has to follow.

The structure of the Group includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of the Group, the appointment of directors and the constitution of committees that are to supervise the development of the activities of the Group.

The committees that supervise the development of the entities that constitute the Group, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Integral Risk management Committee

▪	Regulatory Compliance Committee

1Q.13 | EARNINGS REPORT | 83

▪	Communication and Control Committee

▪	Remunerations Committee

The registration, control and storage of the daily activities of the Group is carried out by systems mainly designed and focused on the banking and brokerage activity. the common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of  Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in  ALTAIR. Such platforms comply with the parameters stipulated by the National banking and Exchange Commission with respect to reliability and accuracy.

Grupo Financiero Santander is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of the institution has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within the Group, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of the Group are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute the Group and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system according to the requirements of the Directive UNE-EN ISO 9001:2008 and it is focused towards customer satisfaction under an approach of continuous improvement of procedures.

In summary, Internal Control of the Group includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

21. Accounting Differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in Mexico	4,717

Temporary differences in classification and assessment of repurchase and resale agreements and securities	(15)	(a)

Income and expenses from the Head Office	137	(b)

Other differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain	432

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	5,271

(a) According to the local regulations, as of September 30, 2008, the market variation of securities classified as securities for trade was registered in the income statement; for Spain, such securities are classified as available for sale and, pursuant to the Circular issued by Bank of Spain, its valuation is registered in stockholders' equity until their realization.

(b) Allocation of corporate income and expenses performed by the Head Office to its subsidiaries, pursuant to the rules and policies of Banco Santander España.

1Q.13 | EARNINGS REPORT | 84

22. Transactions with Related Parties

Assets
Availabilities	170
Derivatives	22,761
Loan Portfolio (net)	2,438
Other account receivables	7,442
Other assets (IT developments)	1,687

Liabilities
Term deposits	671
Credits	1,078
Credit balance on repurchase and resale agreements	86
Interbank loans and from other entities	150
Derivatives	28,944
Other accounts payable	252
Credit balance on settlement of transactions	1,673

Earnings
Interest collected	27
Commissions collected	734
Transactions with derivative financial instruments	17,371

Expenses
Interests paid	8
Administration expenses	78
Transactions with derivative financial instruments	19,081
Technology Services	563
Commissions and fees paid	9

23. Interests on Loan portfolio

As of March 31, 2013, the Income Statement includes in the item "Earnings from loans" $9,842 million pesos that correspond to interests from the loan portfolio of  Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM ER and Santander Hipotecario, S.A. de C.V. SOFOM ER.

24. Integral Risk Management

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by the institution for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of the institution and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of the institution, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

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The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk
The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of the institution, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify, measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to the position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. The institution has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Portfolios for Trade
In order to measure the risk in a global approach, the methodology of Value at Risk (VaR) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of March, 2013 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of pesos)%
Trading desks	77,737.22	0.10%
Market Making	55,662.47	0.07%
Prop Trading	50,988.32	0.06%

Risk factor	77,737.22	0.10%
Interest rate	85,272.48	0.11%
Foreign exchange	10,829.76	0.01%
Equity	19,064.63	0.02%

1Q.13 | EARNINGS REPORT | 86

The Value at Risk for the average quarter of 2012 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of pesos)%
Trading desks	74,152.47	0.10%
Market Making	52,777.13	0.07%
Prop Trading	48,317.34	0.06%

Risk factor	74,152.47	0.10%
Interest rate	75,811.81	0.10%
Foreign Exchange	6,679.63	0.01%
Equity	21,429.66	0.03%

*  % of VaR with respect to Net Capital

It is important to mention that the VaR related to consolidated positions in securities for trading and available for sale is 194,897 (thousands of Mexican pesos), mainly focused in the Interest Rate risk factor.

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

•	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
•	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Management of Assets and Liabilities
Commercial banking activities of the institution generate important balance sheet amounts.   The Assets and Liabilities Committee (ALCO) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of the institutions, sensitivity to financial margin (NIM) and net worth value (MVE) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity 1% NIM				Sensitivity 1% MVE
Bank and Brokerage	Jan-13	Feb-13	Mar-13	Average	Jan-13	Feb-13	Mar-13	Average
Balance MXP GAP	74%	83%	81%	79%	65%	58%	57%	60%
Balance USD GAP	46%	33%	27%	35%	47%	8%	5%	20%

Using simulation techniques, the predictable value of the financial margin and the net worth value are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios.

1Q.13 | EARNINGS REPORT | 87

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits
Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in variable interest, open foreign currency positions, sensitivity of financial margin and sensitivity of net worth  value.

Liquidity Risk
Liquidity risk is related to the ability of the institution to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

The institution carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial.    Liquidity Risk is limited in terms of an accrued liquidity level during one month and in terms of a stipulated liquidity ratio.

	Liquidity Ratio
Bank and Brokerage	Jan-13	Feb-13	Mar-13	Average
Balance MXP GAP	31%	35%	40%	35%
Balance USD GAP	16%	19%	23%	19%

Credit Risk
Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in the institution is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, institutions and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for the institution. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

1Q.13 | EARNINGS REPORT | 88

The institution has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses
Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default. The system allows the calculation of the probability for the different loans portfolios.

a.
The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (LGD) and “Exposure at Default” (EAD) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (PE) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk
Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk the Institution assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Kondor Global Risk (KGR) system, which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines the Equivalent Credit Risk (REC) is used. REC is an estimate of the amount the institution may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for the institution, and it is measured as the market value of the transaction (MtM).  In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (RPA), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once the institution has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

1Q.13 | EARNINGS REPORT | 89

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutions Banking, Large Enterprises Unit, Project Finance.

Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander as of the end of March, 2013, is concentrated on 90.14% in the Sovereign Risk segment, Development Banking and Financial Institutions, 9.22% in the Corporate segment and 0.64% in the Companies segment.

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander at the end of March, 2013, which corresponds to derivative transactions is 11,524 million USA dollars Gross REC. Depending on the type of derivative, we present an amount in rate derivatives of 6,535 million USA dollars Gross REC, in derivatives exchange rate is 4,789 million USA dollars Gross REC, in derivatives on bonds of 1 million USA dollars Gross REC and equity derivatives 199 million USA dollars Gross REC.

The quarterly average Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the period January-March, 2013 was 16,959.35 million USA Dollars REC in the Sovereign Risk, Development Banking and Financial Institutions segment, 1,920.96 million USA Dollars REC in Corporate segment and 119.50 million USA Dollars REC in the companies segment.

The Expected Loss of Grupo Financiero Santander at the end of March, 2013, is concentrated in 22.09% in the Sovereign Risk, development Banking and Financial Institutions segment; 70.26% in the Corporate segment and 7.64% in the Companies segment.

The quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of the institution, for the period January – March, 2013 was 2.39 million USA Dollars in the Sovereign Risk, Development Banking and Financial Institutions segment, 7.35 million USA Dollars in the Corporate segment and 0.77 million USA Dollars in the Companies segment

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the institution has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions at the end of March, 2013, the 93.89% is concentrated in cash collateral and the remaining 6.11% collateral refer to bonds issued by the Mexican Federal Government.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, the institution has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

1Q.13 | EARNINGS REPORT | 90

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against the institution and the application of fines, with respect to the transactions carried out by the Institution.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against the Institution and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of the Institution.

The Institution has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Item 2

1Q.13 I

Earnings Presentation

Grupo Financiero Santander

M[]xico, S.A.B.

de

C.V.

Mexico City, April 26(th), 2013

Mexico

Safe Harbor Statement

[GRAPHIC OMITTED]

Grupo Financiero Santander M[]xico cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation;
exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to:
changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de
M[]xico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes;
competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers;
technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this presentation is not audited.
Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisi[]n Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

[GRAPHIC OMITTED]

A Solid Start For the Year
                                      1Q13
                                       YoY
        Growth in strategic segments
                  * Consumer(1)       18.6%
                  * SMEs              53.9%
                  * Mortgage          12.8%
                  * Insurance         21.5%
        Prudent risk management             In line with our
                  * NPL ratio         1.8%   3-year targets
                  * Cost of risk      3.2%

Focus on operating efficiency

* Efficiency ratio(2)

39.7%

Achieved high profitability

             * ROAE(3)                                        19.2%
                           Santander Mexico: One of the most profitable
                                              banking franchises in Mexico
Source: Company filings CNBV GAAP

Notes:  1) Includes credit cards, payroll and personal loans
        2) Annualized opex / Annualized income before opex and allowances 2
        3) ROAE including decreed dividends for 4Q12 and 1Q13

GDP (% Annual Growth)

-6.5
5.5
3.9
3.9
3.2
3.8
2009
2010
2011
2012
2013E
2014E

Interest Rate (CETEs)

5.4
4.5
4.5
4.5
4.0
4.4
2009
2010
2011
2012
2013E
2014E

Inflation (% Annual)

3.6
4.4
3.8
3.6
3.7
3.7
2009
2010
2011
2012
2013E
2014E

Exchange Rate (Avg MXN/USD)

13.5
12.6
12.4
13.2
12.7
12.6
2009
2010
2011
2012
2013E
2014E

3

Santander

Macro Fundamentals Remain Solid, Despite a Slight Deceleration

Expected in GDP[]                                       5.4
                          GDP (% Annual Growth) Interest Rate (CETEs)

[GRAPHIC OMITTED]

2009  2010   2011   2012 2013E      2014E  2009 2010 2011 2012 2013E 2014E
Source:      GDP -- INEGI
             CETE, Inflation, Exchange Rate -- BANXICO
             Estimates - SANTANDER

……which is Also Reflected in the Mexican Financial System, Both the Individual and Commercial Segments

Commercial[1]
+9%
1,561
1,614
1,635
1,701
1,700
0.5%
3.4%
1.3%
4.1%
-0.1%
1Q12
2Q12
3Q12
4Q12
Feb'13

Consumer[2]
+18%
511
538
568
597
602
3.7%
5.2%
5.7%
5.0%
0.8%
1Q12
2Q12
3Q12
4Q12
Feb'13

Mortgages
+9%
424
431
443
453
460
2.8%
1.8%
2.7%
2.2%
1.6%
1Q12
2Q12
3Q12
4Q12
Feb'13
QoQ Growth
Volume

Total Loans
+11%
2,495
2,583
2,646
2,751
2,761
1.5%
3.5%
2.4%
4.0%
0.4%
1Q12
2Q12
3Q12
4Q12
Feb'13

4

Santander

[][]which is Also Reflected in the Mexican Financial System, Both

[GRAPHIC OMITTED]

     +11%
                  [] Deceleration in GDP principally driven by:
                     * Slowdown in US economic growth
                     * Review of economic policies by the new administration in
1.5% 3.5%   4.0%        Mexico
     2.4%
                  [] This has resulted in lower loan growth for the system
                  [] Fundamentals in Mexico remain solid
    0.4%          [] A pick up is expected in the second half of the year

  1Q12  2Q12 3Q12 4Q12 Feb'13

Source:     CNBV Banks as of February 2013 -- Billions of Pesos.

Notes:      1) Includes government and financial entities        4

            2) Includes credit cards, payroll and personal loans

In this Context, Santander Mexico Achieved Sound YoY Loan Growth and a Slight Sequential Deceleration

Total Loans

+11%
318,064
338,905
343,383
350,683
352,267
(13)%
+18%
Corporates
Retail
1Q12
2Q12
3Q12
4Q12
1Q13

1Q12

SMEs 7%
Consumer 7%
Middle-Market* 33%
redit Cards 10%
Mortgages 20%
Corporates 23%

1Q13

SMEs 10%
Consumer 8%
Middle-Market* 33%
redit Cards 10%
Mortgages 21%
Corporates 18%

Source: Company filings CNBV GAAP

Notes: * Includes middle-market, government and financial institutions

5

Santander

In this Context, Santander Mexico Achieved Sound YoY Loan Growth and

[GRAPHIC OMITTED]

Individual Loan Products Performed Well…

Individual Loans

1Q12 118,653 → +15% → 136,973 1Q13

Mortgages

+13%
64,541
66,348
68,247
70,876
72,806
+3%
1Q12
2Q12
3Q12
4Q12
1Q13

Credit Cards

+22%
30,322
33,001
35,263
37,301
37,117
0%
1Q12
2Q12
3Q12
4Q12
1Q13

Consumer[1]

Personal
Payroll
+14%
23,790
25,751
26,786
26,538
27,050
+2%
1Q12
2Q12
3Q12
4Q12
1Q13

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Santander

[GRAPHIC OMITTED]

1Q12 2Q12

3Q12 4Q12

1Q13

[]   Widest product range in the market

[]   Highly productive origination process

[]   Above market growth rate

Source:

Company filings CNBV GAAP

1Q12 2Q12

3Q12 4Q12

1Q13

[]   Actively promoted among clients, through traditional and alternative channels

[]   Improvement in origination processes [] Above market growth rate

Notes: 1) Includes personal, payroll and auto loans

1Q12 2Q12

3Q12 4Q12

1Q13

[]   Payroll loans represents 55% of consumer portfolio

[]   Cross-selling initiatives with payroll customers

[]   Market slow-down

Commercial Loans

1Q12 199,411 → +8% → 215,294 1Q13

Middle Market[1]
Corporates
SMEs
+13%
103,806
112,988
112,857
116,383
117,119
+1%
-13%
72,792
74,326
69,414
66,808
63,055
-6%
+54%
22,813
26,492
30,816
32,777
35,120
+7%
1Q12
2Q12
3Q12
4Q12
1Q13

Source: Company filings CNBV GAAP

Notes: 1) Includes middle-market, government and financial institutions

7

Santander

[]   while SMEs Continue to Post Strong Performance and Together with

Middle-Market Support Commercial Loan Growth

[GRAPHIC OMITTED]

1Q12 2Q12

3Q12 4Q12

1Q13

1Q12 2Q12

3Q12 4Q12

1Q13

1Q12 2Q12

3Q12 4Q12

1Q13

[]   Growth in line with market trend, while focusing on leveraging transactional business

[]   Focus on capital markets issuance activity

Source: Company filings CNBV GAAP

Notes: 1) Includes middle-market, government and financial institutions 7

[] ~70% guaranteed by NAFINSA

[] Stable asset quality

Continued Strong Expansion in Deposits…

Total Deposits

+15%
+3%
325,110
330,875
336,289
362,452
374,920
Term
Demand
42%
58%
38%
62%
42%
58%
42%
58%
40%
60%
1Q12
2Q12
3Q12
4Q12
1Q13

Demand
+21%
187,787
226,503
1Q12
1Q13

Term*
+8%
137,323
148,417
1Q12
1Q13

- Growth in term and demand deposits
- Campaigns targeting SMEs deposits
- Specific services for our "Select" (VIP) client base
- Branch expansion starts contributing to deposit growth

Source: Company filings CNBV GAAP

Notes: * Includes money market

8

Santander

Continued Strong Expansion in Deposits[]

[GRAPHIC OMITTED]

Campaigns targeting SMEs deposits  Term* [] Specific
services for our "Select" (VIP) client base [] Branch expansion starts contributing to deposit growth

1Q12

1Q13

Source: Company filings CNBV GAAP

Notes:  * Includes money market   8

Net Loans to Deposits[1]

- 370bps
-280bps
94.5%
99.1%
98.7%
93.6%
90.8%
1Q12
2Q12
3Q12
4Q12
1Q13

Debt Maturity

TOTAL: $34,749
9,784
6,048
151
4,100
1,700
12,966
2013
2014
2015
2016
2021
2022

Source: Company filings CNBV GAAP

9

Santander

[]Resulted in a Healthy Liquidity Profile which Supports Loan Growth

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

[] Strengthened debt maturity profile

[] Maintained a healthy loan to deposit ratio

1Q12

2Q12

3Q12

4Q12

1Q13

Debt Maturity

9,784

TOTAL: $34,749

 2013 2014         2015 2016                2021 2022

Source:           Company filings CNBV GAAP

Notes:  1) Loans net of allowances divided by total deposits (Demand + Term) 9

NIM > 5.0%

Net Interest Income and NIM[1]

+7%
8,105
8,394
8,582
8,811
8,636
4.81
4.87
4.98
5.03
5.21
1Q12
2Q12
3Q12
4Q12
1Q13

- NIM increased 18 bps in the quarter
- NII grew 7% YoY, principally due to:
  - Core retail business: +21%
  - Corporate loans: -28%
  - Investment in securities: -35%
- Compensated by:
  - Interest expenses: -7%

Source: Company filings CNBV GAAP

10

Santander

Net Interest Margin Continues to Expand Driven by the Change in Asset

[GRAPHIC OMITTED]

Source:

Company filings CNBV GAAP

Notes: 1) Financial margin divided by daily average interest earnings assets

Net Commissions and Fees Remain Strong…

Net Commissions and Fees

+12%
2,964
2,835
3,065
3,339
3,329
0%
1Q12
2Q12
3Q12
4Q12
1Q13

4%
12%
26%
12%
24%
22%
Credit Cards
Insurance
Cash Mangmt*
Investment funds
Financial Advisory
Cap Mkts & Sec

	1Q12	4Q12	1Q13	Var YoY $$	Var YoY %
Credit Cards	577	908	852	275	48%
Insurance	651	829	791	140	22%
Cash Mangmt*	750	729	779	29	4%
Investment funds	436	424	416	-20	-5%
Financial Advisory	386	360	417	31	8%
Cap Mkts & Sec	120	113	136	16	13%
Others	44	- 24	- 62	-106	-241%
Net commisions and fees	2,964	3,339	3,329	365	12%

Source: Company filings CNBV GAAP

11

Santander

[GRAPHIC OMITTED]

Source:

Company filings CNBV GAAP

Notes: * Includes fees from: collections and payments, account management, foreign trade and checks

Gross Operating Income Increased 10% YoY and 4% Sequentially

Gross Operating Income*

+10%
11,823
11,335
12,567
12,566
13,020
+4%
1Q12
2Q12
3Q12
4Q12
1Q13

8%
26%
66%
Financial Margin
Net commissions and fees
Net gain (loss) on financial assets and liabiities

	1Q12	4Q12	1Q13	Var YoY	
				Var $$	Var %
Financial Margin	8,105	8,811	8,636	531	7%
Net commissions and fees	2,964	3,339	3,329	365	12%
Net gain (loss) on financial assets and liabiities	754	416	1,055	301	40%
Gross Operating Income*	11,823	12,566	13,020	1,197	10%

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income.

12

Santander

Gross Operating Income Increased 10% YoY and 4% Sequentially

                                      12,567 11,823 11,335
Gross Operating Income*

[GRAPHIC OMITTED]

Source: Company filings CNBV GAAP
Notes:  *Gross Operating Income does not include Other Income. 12

Loan Loss Reserves (LLR)

Non-recurring*
-5%
1,968
1,994
2,535
2,948
2,804
1Q12
2Q12
3Q12
4Q12
1Q13

Cost of Risk[1]

+40bps
2.5%
2.4%
2.6%
2.8%
3.2%
2.5%
2.4%
3.1%
3.5%
3.2%
1Q12
2Q12
3Q12
4Q12
1Q13
For the Quarter

Source: Company filings CNBV GAAP

13

Santander

Healthy Asset Quality in Line with Loan Expansion in Core Segments

[GRAPHIC OMITTED]

NPLs         1Q12      4Q12      1Q13     Var YoY (bps) Var QoQ (bps)
Consumer         2.32%     3.50%    3.52%            120   2
 Credit Card     2.27%     2.87%    2.95%              68  8
Mortgages        3.07%     3.29%    3.24%              17 -5
Commercial       0.69%     0.86%    1.03%              34 17
  SMEs           2.20%     2.10%    2.10%             -10  0
Total Loans      1.37%     1.74%    1.83%              46  9

Source: Company filings CNBV GAAP

Notes: 1) Annualized loan loss reserves divided by average loans 13
     Non-recurring: 4Q12 = 100 million non-recurring provision from project finance

Administrative & Promotional Expenses

+19%
4,476
4,559
5,179
6,022
552
5,320
-12%
1Q12
2Q12
3Q12
4Q12
1Q13

Expenses Breakdown

7%
15%
7%
45%
26%
Personnel
Admin expenses*
Leaseholds
Others**
Dep and amortization

Source: Company filings CNBV GAAP

14

Moderate Expenses Accompanying Business Growth; Starting 1Q13 Expenses are
Normalized in order to Reduce Volatility in the Year

[GRAPHIC OMITTED]

                                                                     Var YoY
                        1Q12       4Q12       1Q13       Var $$       Var %
Personnel                   2,068      2,342      2,372         304         15%
Admin expenses*             1,184      1,737      1,386         202         17%
Leaseholds                     239        357        367        128         54%
Others**                       604     1,176         811        207         34%
Dep and amortization           381        410        384            3         1%
Admin and prom expenses     4,476      6,022      5,320         844         19%

Source: Company filings CNBV GAAP

Notes: * Includes:credit cards, IT, professional fees, taxes (VAT) and duties,
     IPAB and armored car services. **Includes: Maintenance, office utilities, traveling expenses, and 14 marketing, among others.

Profitability Remained Strong Despite Economic Slowdown

Net Income (reported)

-6%
5,013
5,285
4,214
3,310
4,717
43%
1Q12
2Q12
3Q12
4Q12
1Q13

Net Income (comparable)

+7%
5,013
5,285
4,214
3,938
4,940
+25%
4,635
4,073
3,310
4,717
1Q12
2Q12
3Q12
4Q12
1Q13

ROAE[1]

22.1%
22.4%
21.1%
19.1%
20.3%*
19.4%*
1Q12
2Q12
3Q12
4Q12
1Q13
Comparable

Source: Company filings CNBV GAAP

Notes: 1) Annualized net income divided by average equity

15

Santander

Profitability Remained Strong Despite 5,285 Economic Slowdown
5,013

Net Income (reported)

4,214

[GRAPHIC OMITTED]

        1Q12 2Q12              3Q12 4Q12 1Q13

Source:        Company filings CNBV GAAP

Notes:         1) Annualized net income divided by average equity   15
               * ROAE including decreed dividends for 4Q12 and 1Q13

… Posting Strong Efficiency and Healthy Capitalization Levels

Efficiency[1]

+390bps
35.8%
35.0%
36.9%
39.5%
39.7%
1Q12
2Q12
3Q12
4Q12
1Q13

Fees to Expenses[2]

-410bps
72.4%
70.1%
67.8%
65.3%
67.4%
1Q12
2Q12
3Q12
4Q12
1Q13

Core Capital and Capitalization

14.3%
14.6%
14.5%
14.8%
15.6%
Capitalization
14.0
14.3
14.2
14.5
15.4
Core capital
4Q11
1Q12
2Q12
3Q12
4Q12

Source: Company Filings CNBV GAAP

16

[]   Posting Strong Efficiency and Healthy Capitalization Levels

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

                                            4Q11 1Q12 2Q12 3Q12 4Q12
Source: Company Filings CNBV GAAP

Notes: 1) Annualized opex divided by annualized income before opex (net) 16(of)
     allowances) 2) Annualized net fees divided by annualized opex (net of amortizations and depreciations)

Focus on Strategic Business	2013 - 2015 CAGR Target
▪ Consumer / Credit Cards	Δ ~20%
▪ SMEs	Δ ~30%
▪ Mortgages	Δ ~10%-12%

Focus on Risk, Efficiency and Profitability	2013 - 2015 Target Range
▪ NPLs Ratio	1.5% - 2.2%
▪ Efficiency	35.0% - 40.0%
▪ ROAE	~ 20%

17

Santander

We Confirm Our Targets for the Three Year Period Ending 2015

[GRAPHIC OMITTED]

Questions and Answers

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Consolidated Income Statement

	1Q13	4Q12	1Q12	% Change QoQ	% Change YoY
Interest income	13,608	14,259	13,426	(4.6)	1.4
Interest expense	(4,972)	(5,448)	(5,321)	(8.7)	(6.6)
Financial margin	**8,636**	**8,811**	**8,105**	**(2.0)**	**6.6**
Allowance for loan losses	(2,804)	(2,948)	(1,968)	(4.9)	42.5
Financial margin after allowance for loan losses	**5,832**	**5,863**	**6,137**	**(0.5)**	**(5.0)**
Commision and fee income	3,942	3,982	3,503	(1.0)	12.5
Commision and fee expense	(613)	(643)	(539)	(4.7)	13.7
Net gain /(loss) on financial assets and liabilities	1,055	416	754	153.6	39.9
Othe operating income / (loss)	381	192	670	98.4	(43.1)
Administrative and promotional expenses	(5,320)	(6,022)	(4,476)	(11.7)	18.9
Total operating income	**5,277**	**3,788**	**6,049**	**39.3**	**(12.8)**
Equity in results of subsidiaries and associated companies	14	19	19	(26.3)	(26.3)
Income from continuing operations before income taxes	**5,291**	**3,807**	**6,068**	**39.0**	**(12.8)**
Income taxes	(574)	(497)	(1,055)	15.5	(45.6)
Income from continuing operations	**4,717**	**3,310**	**5,013**	**42.5**	**(5.9)**
Discontinued operations	0	0	0		
Consolidated net income	**4,717**	**3,310**	**5,013**	**42.5**	**(5.9)**
Non-controlling interest	0	0	0		
Net income	**4,717**	**3,310**	**5,013**	**42.5**	**(5.9)**

Source: Company filings CNBV GAAP
Millions of pesos

20

Santander

Consolidated Income Statement

                                          1Q13      4Q12      1Q12
Interest income                             13,608    14,259    13,426
Interest expense                            (4,972)   (5,448)   (5,321)
Financial margin                             8,636     8,811     8,105
Allowance for loan losses                   (2,804)   (2,948)   (1,968)
Financial margin after allowance for loan
                                             5,832     5,863     6,137
losses
Commision and fee income                     3,942     3,982     3,503
Commision and fee expense                     (613)     (643)     (539)
Net gain /(loss) on financial assets and
                                             1,055        416       754
liabilities
Othe operating income / (loss)                  381       192       670
Administrative and promotional expenses     (5,320)   (6,022)   (4,476)
Total operating income                       5,277     3,788     6,049
Equity in results of subsidiaries and
                                                 14        19        19
associated companies
Income from continuing operations before
                                             5,291     3,807     6,068
income taxes
Income taxes                                  (574)     (497)   (1,055)
Income from continuing operations            4,717     3,310     5,013
Discontinued operations                           0         0         0
Consolidated net income                      4,717     3,310     5,013
Non-controlling interest                          0         0         0
Net income                                   4,717     3,310     5,013

      % Change

 QoQ       YoY

     (4.6)       1.4
     (8.7)      (6.6)
     (2.0)       6.6
     (4.9)      42.5
     (0.5)     (5.0)
     (1.0)      12.5
     (4.7)      13.7

    153.6       39.9

     98.4     (43.1)
    (11.7)      18.9
     39.3     (12.8)

    (26.3)    (26.3)
     39.0     (12.8)

     15.5     (45.6)
     42.5      (5.9)
     42.5      (5.9)
     42.5      (5.9)

Source: Company filings CNBV GAAP
  Millions of pesos

Consolidated Balance Sheet

	1Q13	4Q12	1Q12	% Change	
				QoQ	YoY
Cash and due from banks	102,461	81,626	60,747	25.5	68.7
Margin accounts	3,830	3,995	4,187	(4.1)	(8.5)
Investment in securities	201,388	169,646	269,692	18.7	(25.3)
Debtors under sale and repurchase agreements	21,148	9,471	4,484	123.3	371.6
Derivatives	94,565	80,621	71,991	17.3	31.4
Valuation adjustment for hedged financial assets	246	210	139	17.1	77.0
Total loan portafolio	352,267	350,683	318,064	0.5	10.8
Allowance for loan losses	(11,954)	(11,580)	(10,875)	3.2	9.9
Loan portafolio (net)	**340,313**	**339,103**	**307,189**	**0.4**	**10.8**
Other receivables (net)	72,962	46,159	47,009	58.1	55.2
Foreclosed assets (net)	136	150	220	(9.3)	(38.2)
Property, furniture and fixtures (net)	4,058	4,095	5,439	(0.9)	(25.4)
Long-term investment in shares	249	236	251	5.5	(0.8)
Deferred taxes (net)	11,127	10,584	8,255	5.1	34.8
Deferred charges, advance payments and intangibles	4,195	4,277	4,148	(1.9)	1.1
Other assets	167	164	197	1.8	(15.2)
Total assets	**856,845**	**750,337**	**783,948**	**14.2**	**9.3**
Deposits	411,092	397,546	346,605	3.4	18.6
Bank and other loans	31,094	27,463	21,372	13.2	45.5
Creditors under sale and repurchase agreements	116,299	73,290	189,299	58.7	(38.6)
Collateral sold or pledged as guarantee	18,130	6,853	14,104	164.6	28.5
Derivatives	92,751	79,561	70,292	16.6	32.0
Other payables	83,949	66,756	47,647	25.8	76.2
Deferred revenues	1,011	1,041	1,385	(2.9)	(27.0)
Total liabilities	**754,326**	**652,510**	**690,704**	**15.6**	**9.2**
Total stockholders´ equity	**102,519**	**97,827**	**93,244**	**4.8**	**9.9**

Source: Company filings CNBV GAAP
Millions of pesos

21

Santander

Consolidated Balance Sheet

[GRAPHIC OMITTED]

                                                   1Q13       4Q12
Cash and due from banks                              102,461     81,626
Margin accounts                                        3,830      3,995
Investment in securities                             201,388    169,646
Debtors under sale and repurchase agreements          21,148      9,471
Derivatives                                           94,565     80,621
Valuation adjustment for hedged financial assets         246        210
Total loan portafolio                                352,267    350,683
Allowance for loan losses                            (11,954)   (11,580)
Loan portafolio (net)                                340,313    339,103
Other receivables (net)                               72,962     46,159
Foreclosed assets (net)                                  136        150
Property, furniture and fixtures (net)                 4,058      4,095
Long-term investment in shares                           249        236
Deferred taxes (net)                                  11,127     10,584
Deferred charges, advance payments and intangibles     4,195      4,277
Other assets                                             167        164

Total assets                                         856,845    750,337
Deposits                                             411,092    397,546
Bank and other loans                                  31,094     27,463
Creditors under sale and repurchase agreements       116,299     73,290
Collateral sold or pledged as guarantee               18,130      6,853
Derivatives                                           92,751     79,561
Other payables                                        83,949     66,756
Deferred revenues                                      1,011      1,041

Total liabilities                                    754,326    652,510

Total stockholders[]equity                           102,519     97,827

Source: Company filings CNBV GAAP
        Millions of pesos

               % Change
1Q12
           QoQ          YoY
   60,747       25.5         68.7
    4,187       (4.1)        (8.5)
  269,692       18.7        (25.3)
    4,484      123.3        371.6
   71,991       17.3         31.4
      139       17.1         77.0
  318,064        0.5         10.8
  (10,875)       3.2          9.9
  307,189        0.4         10.8
   47,009       58.1         55.2
      220       (9.3)       (38.2)
    5,439       (0.9)       (25.4)
      251        5.5         (0.8)
    8,255        5.1         34.8
    4,148       (1.9)         1.1
      197        1.8        (15.2)

  783,948       14.2          9.3
  346,605        3.4         18.6
   21,372       13.2         45.5
  189,299       58.7        (38.6)
   14,104      164.6         28.5
   70,292       16.6         32.0
   47,647       25.8         76.2
    1,385       (2.9)       (27.0)

  690,704       15.6          9.2

   93,244        4.8          9.9

Item 3

1Q.13 | EARNINGS REPORT | 1

Grupo Financiero Santander México, S.A.B. de C.V.

Complementary information for the First Quarter of 2013,
in compliance with the obligation of reporting transactions with derivative financial instruments.

1Q.13 | EARNINGS REPORT | 2

III. Qualitative and Quantitative Information

i.	Management of policies on the use of derivative financial instruments.

The policies of the Institution allow the use of derivative products for hedging and/ or trading purposes.

The main objectives of the transactions with these products are for hedging risks and maximization of profitability.

The Institution uses the following instruments:

Forwards

Futures

Options

Swaps

Swaptions

Depending of the portfolios, strategies to be implemented may be for hedging or trading purposes.

Trading markets:

Exchange-traded

Over the Counter

Eligible counterparties: domestic and foreign counterparties having internal approvals.

The appointment of calculation agents is carried out in the legal documents dully executed by the parties. For the valuation of the instruments, the prices published by authorized Suppliers of Prices are used.

The main terms or conditions of the agreements are based in international ISDA or the domestic standard agreement.

Specific policies on margins, collaterals and credit lines are detailed in the internal manuals of the Institution.

Comprehensive Risk Management

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by the institution for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of the institution and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk Management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of the institution, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

1Q.13 | EARNINGS REPORT | 3

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of the institution, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk Management Committee and to the Board of Directors.

Market risk management consists in identifying, measuring, monitoring and controlling risks arising from fluctuations in the interest rates, FX rates, market prices and other risk factors in money markets, capital markets and derivatives markets in which the institution is exposed by its position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and/or securities held to maturity. The main characteristic that identifies securities available for sale as such is their permanent nature and they are managed as a structural part of the balance sheet.  The institution has established provisions that all securities available for sale must fulfill, as well as adequate controls for assuring the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Portfolios for Trade

In order to measure the risk in a global approach, the methodology of Value at Risk (VaR) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

It is important to mention that a limitation of the historical simulation method is that the recent past will reproduce itself in the near-future.

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

•	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
•	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Management of Assets and Liabilities

Commercial banking activities of the institution generate important balance sheet amounts.   The Assets and Liabilities Committee (ALCO) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this

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approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of the institutions, sensitivity to financial margin (NIM) and net worth value (MVE) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

Using simulation techniques, the predictable value of the financial margin and the net worth value are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios. As of March 2013:

MM MXP	1% NIM Sensitivity			1% MVE Sensitivity
Bank & Casa de Bolsa	Total	Derivatives	Non Derivatives	Total	Derivatives	Non Derivatives

Balance MXP GAP	973	58	915	-1,191	1,176	-3,198
Balance USD GAP	50	-60	111	-27	-718	691

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in variable interest, open foreign currency positions, sensitivity of financial margin and sensitivity of net worth  value.

Liquidity Risk

Liquidity risk is related to the ability of the institution to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

The institution carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial.    Liquidity Risk is limited in terms of an accrued liquidity level during one month and in terms of a stipulated liquidity ratio.

Liquidity Gap

The following table shows the liquidity GAP of different maturities as of March, 2013:

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Credit Risk

Management of credit risk of the Institution is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in the institution is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, institutions and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a specific solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for the institution. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

The institution has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default. The system allows the calculation of the probability for the different loans portfolios:

a.
The probability of failure (PD) for “No Retail” portfolios is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (LGD) and “Exposure at Default” (EAD) stipulated in Basilea, are taken into consideration.

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Once the abovementioned factors are obtained, the Expected Loss (PE) is calculated as follows:

Expected Loss  = Probability of Default  x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk the Institution assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Kondor Global Risk (KGR) system, which informs the credit line available with any counterparty, in any product of the financial markets as well as the maximum term approved.

For the control of the counterparty lines the Equivalent Credit Risk (REC) is used. REC is an estimate of the potential loss if the counterparty stops complying with its payment obligations.  REC takes into account ratios per product for measuring the potential risk and includes the current exposure with each counterpart; in consequence, REC varies depending on the type of product and term of transaction.

Equivalent Credit Risk (REC) is defined as the amount the Bank may loss in transactions with active clients if such client does not comply with his/her obligations. A position measured via REC may be constituted by several individual transactions, in different products and different maturity dates, and the total REC for each transaction represents the global position with each counterpart.

Equivalent Credit Risk (REC) is an estimate of the amount the Institution may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for the institution, and it is measured as the market value (mark to market) of the transaction (MtM).

In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (RPA), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors.  Gross Equivalent Credit Risk considers all the definitions previously described, excluding credit risk reduction because of netting or because of collateral agreements.

For the calculation of Net REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once the institution has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee..

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Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutions Banking, Large Enterprises Unit, Project Finance.

Net Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of the Institution as of the end of March, 2013, is concentrated in 90.14% in the Sovereign Risk segment, Development Banking and Financial Institutions; 9.22% in the Corporate segment; 0.64% in the Companies segment.

Maximum Gross Equivalent Credit Risk of the lines of Counterparty Risk of the Institution at the end of March 2013 which it is related to derivatives transactions was 11,524 million USA Dollars.  According to the type of the derivative, was 6,535 million USA Dollars Gross REC related to interest rate derivatives, 4,789 million USA Dollars Gross REC related to foreign exchange derivatives, 1 million USA Dollars Gross REC related to fixed income derivatives and 199 million USA Dollars Gross REC related to equity derivatives.

The quarterly average of the Net Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of the Institution, for the period January-March, 2013 was 16,959.35 million USA Dollars Net REC in the Sovereign Risk, Development Banking and Financial Institutions segment; 1,920.96 million USA Dollars Net REC in Corporate segment; 119.50 million USA Dollars Net REC in the companies segment.

The Expected Loss of the Institution at the end of March, 2013, is concentrated in 22.09% in the Sovereign Risk, Development Banking and Financial Institutions segment; 70.26% in the Corporate segment; 7.64% in the Companies segment.

The quarterly average of the Expected Loss of the lines of Counterparty Risk and Issuer Risk of the Institution, for the period January-March 2013 was 2.39 million USA Dollars in the Sovereign Risk, Development Banking and Financial Institutions segment; 7.35 million USA Dollars in Corporate segment; 0.77 million USA Dollars in the companies segment.

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the institution has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Gross Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties, which consists on Net Equivalent Credit Risk.

Considering total received collateral at the end of March 2013, 93.89% is concentrated on cash collateral and 6.11% consisted on negotiable debt obligations issued by the Government of the United Mexican States.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, the institution has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against the institution and the application of fines, with respect to the transactions carried out by the Institution.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against the Institution and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

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Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of the Institution.

The Institution has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by the Institution are approved by the Local Committee for New Products (CLNP) and by the Global Committee for New Products (CGNP). Those products or services that are modified or extended with respect to their original approval must be approved by the CLNP and, depending of their relevance, the CGNP must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

The Institution is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

ii.	General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	For trading purposes

a)	Organized Markets
Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.
In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.
The valuation technique is to obtain the present value of the estimated future flows.

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In all cases, the Institution carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	For hedging purposes

In the performance of its commercial banking activities, the Institution has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates.  The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Institution achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a. A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b. The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of the Institution performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.           In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.           In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

The Institution ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when the Institution decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

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B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Shares

Baskets of shares and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

iii.	Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

iv.	Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the first quarter of 2013, the Institution has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During 1Q2013, the number or expired derivative financial instruments and closed positions was as follows (not audited):

Description	Maturities	Closed Positions

Caps and Floors	922	7
Equity Forward	42	0
OTC Equity	1,253	4
OTC Fx	596	221
Swaptions	81	14
Fx Forward	855	116
IRS	3,004	1,934
CCS	73	2

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the 1Q2013, there were no defaults by counterparties.

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IV. Sensitivity Analysis

i.	Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (delta EQ)”

The EQ delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (delta FX)

The FX delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, in the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (VEGA)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (Rho)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio.

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SENSITIVITY ANALYSIS
(Data in Million MX$)

Total rate sensitivity
	MXP	OTHER CURRENCIES
Sens. a 1 Bp	-6.48	0.89

Vega Risk factor
	EQ	FX	IR
Total	4.47	0.67	-5.47

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	1.10	4.63

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of the institution with respect to risk factors.

ii.	Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of the Institution.

o
Probable scenario: This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments.  Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (EQ) were decreased in a standard deviation.

o	Possible scenario: Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

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o	Remote scenario: under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

iii.	Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of the institution, in millions of pesos for each stress scenario:

Summary of Stress Test Analysis
Amounts in Million Mx$

Risk Profile	Stress all factors
Probable scenario	-104
Remote scenario	-2,137
Possible scenario	-755